THE FIRST DECADE

2014 ANNUAL REPORT

SILVER WHEATON

THE FIRST

SILVER STREAMING COMPANY

SILVER WHEATON WAS FORMED WITH THE GOAL OF UNLOCKING VALUE FOR SHAREHOLDERS BY PLACING FIXED-COST SILVER PRODUCTION INTO A PURE PRECIOUS METALS COMPANY. WE CREATED THE STREAMING BUSINESS MODEL IN 2004 AND ACQUIRED 100% OF THE SILVER PRODUCTION FROM THE SAN DIMAS MINE, A CORNERSTONE ASSET.

04

CORPORATE PROFILE	2
LETTER FROM THE PRESIDENT & CEO	4
GLOBAL ASSETS	6
CORNERSTONE & GROWTH ASSETS	7
PERFORMANCE HIGHLIGHTS	8
PRECIOUS METALS STREAMING	9
CORPORATE SOCIAL RESPONSIBILITY	10
MANAGEMENT'S DISCUSSION AND ANALYSIS & FINANCIAL STATEMENTS	13

THE
FIRST
TEN
YEARS

WE ARE NOW THE LARGEST PURE PRECIOUS METALS STREAMING COMPANY IN THE WORLD. FROM ASSETS LOCATED THROUGHOUT THE AMERICAS AND EUROPE, SILVER WHEATON HAD ATTRIBUTABLE PRODUCTION OF OVER 35 MILLION SILVER EQUIVALENT OUNCES THIS YEAR. OUR COMPANY HAS THE HIGHEST MARGINS OF ALL SENIOR PRECIOUS METALS PRODUCERS WORLDWIDE, AND STREAMING IS NOW CONSIDERED A MAINSTREAM SOURCE OF FUNDING FOR THE MINING INDUSTRY.

CORPORATE PROFILE

SILVER WHEATON IS THE WORLD’S LARGEST PURE PRECIOUS METALS STREAMING COMPANY. THE COMPANY OFFERS INVESTORS COST CERTAINTY, LEVERAGE TO INCREASING SILVER AND GOLD PRICES, AND A HIGH-QUALITY ASSET BASE. ITS BUSINESS MODEL IS BASED ON PAYING LOW, PREDICTABLE COSTS FOR PRECIOUS METALS STREAMS FROM A DIVERSE PORTFOLIO OF MINES, WITH ANY INCREASES IN PRECIOUS METAL PRICES FLOWING DIRECTLY TO THE BOTTOM LINE.	Top row from left to right:	Bottom row from
left to right:
RANDY SMALLWOOD
	President &	MAURICE TAGAMI
	Chief Executive Officer	Vice President,
Mining Operations
GARY BROWN
	Senior Vice President	BETTINA CHARPENTIER
	& Chief Financial Officer	Vice President, Tax

	CURT BERNARDI	NEIL BURNS
	Senior Vice President,	Vice President,
	Legal & Corporate Secretary	Technical Services

	HAYTHAM HODALY	JAMIE BEIRNES
	Senior Vice President,	Vice President,
	Corporate Development	Controller
	PATRICK DROUIN	VINCENT LAU
	Senior Vice President,	Vice President,
	Investor Relations	Finance

2014 REVIEW

Silver Wheaton’s sales volume increased 10% year over year, while production decreased 2% in 2014. Attributable production was 35.3 million silver equivalent ounces, resulting in adjusted net earnings of $268.0 million ($0.75 per share) and operating cash flows of $431.9 million ($1.20 per share). With an average annual realized silver equivalent price of $18.86 per ounce, and cash operating costs of $4.59 per silver equivalent ounce, our cash operating margin in 2014 was $14.27 per silver equivalent ounce.

In 2015, based upon the company's current portfolio of low-cost, long-life assets, attributable production is forecast to be approximately 43.5 million silver equivalent ounces, including 230,000 ounces of gold. By 2019, annual attributable production is anticipated to increase over 40% to approximately 51 million silver equivalent ounces, including 325,000 ounces of gold.

Silver Wheaton’s future growth profile is expected to be driven by precious metal and gold streams on Vale’s Salobo and Sudbury operations and the anticipated commencement of commercial operations at Hudbay’s Constancia project.

The company’s unique business model creates shareholder value by providing:

• Leverage to increases in the price of silver and gold;
• Additional growth through the accretive acquisition of new streams;
• A dividend yield tied to precious metal prices and our organic growth; and,
• Potential participation in the exploration success of the mines underlying the streams.

Silver Wheaton offers these benefits while at the same time seeks to reduce many of the downside risks faced by traditional mining companies. In particular, Silver Wheaton offers its investors both capital and operating cost certainty. Other than the initial upfront payment, the company typically has no ongoing capital or exploration costs. Furthermore, operating costs have been historically fixed at around $4 per ounce of silver produced and $400 per ounce of gold produced, subject to inflationary adjustments.

SILVER WHEATON     2014 ANNUAL REPORT     3

LETTER FROM
THE PRESIDENT & CEO

Silver Wheaton celebrated its ten year anniversary in 2014. We also celebrated the first decade of the streaming business model, which we introduced in 2004 with the vision of creating the best alternative for investing in precious metals. Since the company’s inception, our model has shown a propensity to perform in all phases of the commodity price cycle, including the low points that we saw in 2014. Despite a substantial drop in precious metal prices this past year, we continued to generate cash operating margins of over 70%, while maintaining one of the highest production levels in the silver industry. Furthermore, we saw significant de-risking of two of our key growth assets, as Vale’s Salobo mine completed its expansion and Hudbay’s Constancia mine saw first production late in 2014.

Overall, Silver Wheaton was able to weather the storm of the tumultuous commodity price environment of 2014. This is not to say that we were completely unscathed; the weak commodity prices that plagued the entire industry did impact two of the smaller mines on which we have streams, resulting in a writedown in our third quarter. These were, however, the only assets in our portfolio that were found to be impaired, as the rest of the portfolio performed well. This year highlighted the strategic importance of Silver Wheaton’s focus of investing in low-cost, high-quality assets, which can be profitable even in tough times. Even with these comparatively minor bumps in 2014, Silver Wheaton remained profitable and fared well compared to its peer group, and to the mining industry as a whole.

Silver Wheaton’s attributable production in 2014 was 35.3 million silver equivalent ounces, a slight decrease from 2013. Operating cash flows were $431.9 , a drop of 20% from 2013, but still reasonable given that the silver equivalent price dropped 20% during 2014. This again underscores the strength of our business model, as we maintained strong cash operating margins given our relatively fixed and very low cash cost structure.

Last year, our cornerstone assets included Vale’s Salobo mine, Primero’s San Dimas mine, and Goldcorp’s Peñasquito mine. In 2013, we acquired 25% of the life of mine gold production from the Salobo mine, the largest copper deposit ever found in Brazil. The mine began operating in 2012 at a capacity of 12 million tons per annum, and completed an expansion in capacity to 24 million tons per annum in mid-2014. This expansion is expected to continue ramping up through 2015. This past year the mine produced for us a record 40,000 ounces of gold, which bodes well, as in March 2015 we announced the acquisition of another 25% of the Salobo gold production from Vale. We are now entitled to 50% of the life of mine gold production from the Salobo mine, the additional 25% immediately increasing our production and cash flow profile by adding expected average gold production of 70,000 ounces per year for the first 10 years from the mine. Salobo has significant expansion and exploration potential, and it is expected to be a lead contributor to our growth in 2015.

In 2014, Primero had an excellent year at the San Dimas mine. They not only reported record production, but also completed one expansion, announced another, and celebrated a string of exploration successes. Early in the year, Primero’s expansion increased the mine’s throughput capacity from 2,150 to 2,500 tonnes per day. Just as additional tonnes were beginning to flow through the mill, Primero announced plans to expand further, to 3,000 tonnes per day by mid-2016. San Dimas contributed 5.8 million ounces to our production in 2014, and we look forward to their growth in 2015 and beyond. Goldcorp’s Peñasquito mine became our largest producer in 2014 at over 7.3 million ounces of attributable silver, despite water issues caused by an unprecedented drought. Goldcorp has diligently pursued remedies to increase throughput and is currently constructing the Northern Well Field, which should alleviate current water constraints once completed in mid-2015. Despite these challenges, Goldcorp continues to focus on the opportunities at Peñasquito. They have identified two new initiatives that could add materially to recovered silver production, and have also had significant exploration success with the identification of high-grade skarn deposits adjacent to the current pit design.

In December 2014, Silver Wheaton reached a significant milestone in our growth as Hudbay began first production at its Constancia mine. Constancia is expected to ramp-up to commercial production in mid-2015, and is forecast to produce on average 35,000 ounces of gold and 2.4 million ounces of silver annually for Silver Wheaton for the first few years of full production.

With the expansion of the Salobo mine, the ramp up at the Constancia mine, and commissioning of the Rosemont mine, we expect overall production growth of over 40% over the next five years.

Silver Wheaton also remains focussed on supporting our community, both in Canada and abroad. We have become increasingly dedicated to helping communities located near the mines where we have streaming agreements. In 2014, we initiated a new program providing financial support to our partners’ social projects located in mining communities where we purchase precious metals. In August, we announced that we have committed to supporting programs led by Primero and Barrick, for their recreation and irrigation projects, respectively. We look forward to seeing the benefits of these projects, and to creating new agreements in the future.

On the corporate development front, we continue to focus on finding well-managed, high-quality assets producing in the lowest-half of their respective cost-curves. In the current environment, little capital is being invested by the industry as major and mid-tier mining companies concentrate on shaving costs and focusing on profitability. Consequently, many of the current opportunities under consideration are to help existing producers strengthen their balance sheets, to assist in asset acquisitions, and to provide support to single asset companies.

2014 was a significant year for Silver Wheaton as we marked our ten-year anniversary. We now have 27 assets in our portfolio, and our streaming model has been adopted across the industry. Significantly, Silver Wheaton’s share price has climbed over 500% over our first ten years, while the price of silver rose less than 140%. More importantly, as a result of real, hard growth, Silver Wheaton shareholders now have over 3.5 silver equivalent reserve ounces backing every share in the company, a 760% increase to the 0.4 reserve ounces that backed every share in 2004. Moreover, this does not include the additional return provided by our dividend policy which links our payout directly to operating cash flows, giving shareholders direct exposure to both precious metal prices and our production growth profile. We are proud of the value created to date, and we look forward to creating further opportunities and adding value over the next ten years.

To our shareholders, operating partners, board of directors and employees: thank you for your continued commitment and support as we continue to strive to make Silver Wheaton the premier investment vehicle for precious metals investors worldwide.

RANDY SMALLWOOD, President & CEO
March 18, 2015

SILVER WHEATON     2014 ANNUAL REPORT     5

GLOBAL ASSETS

22
1
2
3
8
23
24
9
10
11
12
25
13
14
15
16
26
17
27
18
19
20
21

OPERATING MINES

1 MINTO, CANADA
2 777, CANADA
3 COLEMAN, CANADA
4 COPPER CLIFF, CANADA
5 CREIGHTON, CANADA
6 GARSON, CANADA
7 STOBIE, CANADA
8 TOTTEN, CANADA
9 SAN DIMAS, MEXICO
10 PEÑASQUITO, MEXICO
11 COZAMIN, MEXICO
12 LOS FILOS, MEXICO
13 LAGUNAS NORTE, PERU
14 YAULIYACU, PERU
15 CONSTANCIA, PERU
16 SALOBO, BRAZIL
17 VELADERO, ARGENTINA
18 ZINKGRUVAN, SWEDEN
19 ALJUSTREL, PORTUGAL
20 NEVES-CORVO, PORTUGAL
21 STRATONI, GREECE

DEVELOPMENT PROJECTS

22 KENO HILL, CANADA
23 VICTOR, CANADA
24 ROSEMONT, USA
25 TOROPARU, GUYANA
26 PASCUA-LAMA, CHILE/ARGENTINA
27 NAVIDAD, ARGENTINA

6

CORNERSTONE &
GROWTH ASSETS

Silver Wheaton’s diversified portfolio of precious metal streams includes 21 operating mines and 6 development projects. Cornerstone assets in 2014 included the San Dimas, Peñasquito, and Salobo mines. Our newest producing asset, the Constancia mine, started producing in late 2014 and is expected to ramp-up over 2015 providing a key component of Silver Wheaton’s growth.

SAN DIMAS
Primero’s San Dimas mine had another very strong year in 2014, contributing 5.8 million silver ounces to Silver Wheaton. In the first quarter of 2014, Primero completed an expansion which increased the mine’s throughput capacity from 2,150 tonnes per day (tpd) to 2,500 tpd. In late-2014, Primero announced plans to further expand to 3,000 tpd by mid-2016. Fourth quarter 2014 production showed that they are well on their way towards that goal.

PEÑASQUITO
Goldcorp’s Peñasquito mine produced over 7.3 million ounces of silver for Silver Wheaton in 2014 despite water issues caused by an unprecedented drought which limited mill throughput. Goldcorp is currently constructing the Northern Well Field, a new well field which should alleviate water constraints, which is expected to be completed by mid-2015. Goldcorp is currently reviewing two new initiatives at the Peñasquito mine: the Concentrate Enrichment Project and the Pyrite Leach project. Goldcorp reports that successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine duration.

SALOBO
Vale’s Salobo mine produced a record 40 thousand ounces of gold in 2014 for Silver Wheaton. The Salobo mine, the largest copper deposit ever found in Brazil, began operating in 2012 at a capacity of 12 million tonnes per annum (mtpa). An expansion to 24 mtpa was completed in mid-2014, and it is expected to continue ramping up through 2015. Salobo is forecast to produce approximately 70,000 ounces of gold to Silver Wheaton annually for the first ten years of full production, representing 50 percent of total gold production from the mine.

CONSTANCIA – NEAR TERM GROWTH
Hudbay’s Constancia mine began production in December of 2014 and is expected to ramp-up to commercial production in mid-2015. Constancia is forecast to produce on average 35,000 ounces of gold and 2.4 million ounces of silver annually for the first five years of production.

LONG-TERM GROWTH
We forecast production growth of over 40%, to approximately 51 million silver equivalent ounces, over the next five years. This anticipated growth is expected to be driven by the company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo mine. We do not include any production from the Rosemont project or the Pascua-Lama project in our guidance. During 2014, Barrick placed Pascua-Lama on care and maintenance and stated that a decision to re-start development will depend on improved economics and more certainty on legal and permitting matters.

SILVER WHEATON     2014 ANNUAL REPORT     7

PERFORMANCE HIGHLIGHTS

	2014	2013	2012
(As of December 31 for each year)
Financials
Revenue ($000’s)	$620,176	$706,472	$849,560
Net earnings ($000’s)	$199,826	$375,495	$586,036
Adjusted net earnings [1] ($000’s)	$267,977	$375,495	$586,036
Operating cash flow ($000’s)	$431,873	$534,133	$719,404
Net earnings per share
Basic	$0.56	$1.06	$1.66
Diluted	$0.56	$1.05	$1.65
Adjusted net earnings [1] per share
Basic	$0.75	$1.06	$1.66
Diluted	$0.74	$1.05	$1.65
Operating cash flow per share [2]	$1.20	$1.50	$2.03
Dividends paid ($000’s)	$93,400 [3]	$160,013	$123,852
Dividends paid per share	$0.26	$0.45	$0.35
Cash and cash equivalents ($000’s)	$308,098	$95,832	$778,216
Weighted average basic number of shares outstanding (000’s)	359,401	355,588	353,874
Share price (NYSE)	$20.33	$20.19	$36.08

Operating
Attributable silver ounces produced (000’s)	25,674	26,754	26,669
Attributable gold ounces produced	142,815	151,204	50,482
Attributable silver equivalent ounces produced (000’s) [4]	35,285	35,832	29,372
Silver ounces sold (000’s)	23,484	22,823	24,850
Gold ounces sold	139,522	117,319	46,094
Silver equivalent ounces sold (000’s) [4]	32,891	29,963	27,328
Average realized silver price per ounce sold	$18.92	$23.86	$31.03
Average realized gold price per ounce sold	$1,261	$1,380	$1,701
Average silver cash cost per ounce sold [5]	$4.14	$4.12	$4.06
Average gold cash cost per ounce sold [5]	$386	$386	$362

1	Refer to discussion on non-IFRS measure (i) on page 40 of the MD&A.

2	Refer to discussion on non-IFRS measure (ii) on page 41 of the MD&A.

3

Dividends paid during 2014 were comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares (an average of $21.08 per share) under the Company’s dividend reinvestment plan.

4

G old ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

5	Refer to discussion on non-IFRS measure (iii) on page 42 of the MD&A.

PRECIOUS METALS
STREAMING

SILVER WHEATON CREATED PRECIOUS METALS STREAMING IN ORDER TO UNLOCK HIDDEN VALUE BY ACQUIRING BY-PRODUCT PRECIOUS METAL FROM HIGH-QUALITY, LOW-COST MINES, WITH A GOAL OF PROVIDING INVESTORS SUPERIOR RETURNS AND SOME OF THE HIGHEST MARGINS IN THE INDUSTRY.

PRECIOUS METAL STREAMING – UNLOCKING VALUE
 Silver Wheaton introduced the streaming model ten years ago after recognizing that silver produced as a by-product was not being fully valued by the financial markets. Streaming was created to unlock this value, both for Silver Wheaton’s shareholders and for Silver Wheaton’s partner mine owners. Since its introduction, the streaming model has also been applied to gold and other precious metals.

Streaming allows Silver Wheaton to purchase, in exchange for an upfront payment, a fixed percentage of the precious metals produced from a mine. Once an agreement is entered into, Silver Wheaton has the right to purchase the precious metal at a predetermined price as it is delivered. The production payment is set at a level intended to offset Silver Wheaton’s partners’ typical cost to produce an ounce of silver or gold.

Silver Wheaton does not own or operate mines and is therefore not exposed to rising capital and operating costs. However, the company’s agreements are typically for the life of the operation, giving Silver Wheaton exposure to the mine’s future expansions and exploration success.

Silver remains a core focus of streaming, as 70% of worldwide silver is produced as a by-product and is therefore generally considered to be a non-core asset at the mine where it is produced. In many large base metal operations, gold production represents only a small fraction of the overall economics of the mine and it is therefore also considered non-core. While Silver Wheaton believes streaming creates the most value when targeting by-product precious metals, given its value-enhancement and flexibility, the streaming model has also proven successful with primary metal production.

Benefits to Silver Wheaton’s Shareholders:
The key benefit of streaming to Silver Wheaton’s shareholders is cost certainty, which translates into direct leverage to increases in precious metal prices. Inflationary cost pressures have plagued the mining industry for the past few years, driving capital and operating costs higher for traditional miners and cutting into their profit margins. Once Silver Wheaton makes the upfront payment, the company typically has no ongoing capital or exploration costs. Furthermore, Silver Wheaton’s operating costs are set at the time a stream is entered into at a predetermined, fixed production payment. Fixed costs allow us to consistently deliver amongst the highest cash operating margins in the mining industry.

Benefits to Partner Mining Company’s Shareholders:
At Silver Wheaton, our goal is first and foremost to generate superior returns for our shareholders; however, we recognize that the sustainability of our model is dependent on uncovering value for all of the parties involved in a streaming agreement. Silver Wheaton is able to do this by unlocking the value of silver and gold typically produced as a by-product. By entering into a streaming agreement, mining companies can receive greater value for their precious metals than what is reflected in the market. These companies can use the upfront payment to continue growing their core business, either through exploration, production expansions or acquisitions, or, alternatively, the proceeds can be used to strengthen their balance sheet.

SILVER WHEATON     2014 ANNUAL REPORT     9

CORPORATE SOCIAL
RESPONSIBILITY

SILVER WHEATON HAS STREAMS WITH MINES IN CANADA AND AROUND THE WORLD. WE ARE COMMITTED TO CREATING A SUSTAINABLE, POSITIVE IMPACT ON THE COMMUNITIES WHERE OUR EMPLOYEES LIVE AND WORK, AND WE SUPPORT A NUMBER OF WORTHY CAUSES IN CANADA AND ABROAD EACH YEAR.

In 2014, we initiated an exciting new corporate social responsibility program to help our mining communities. We now provide financial support for our mining partners’ CSR projects in mining communities where our precious metals are produced. In August, we announced the launch of the program by supporting projects led by two of our mining partners, Primero Mining and Barrick Gold.

Silver Wheaton is helping Primero to finance the building of three community facilities in Tayoltita, Mexico, a town located near the San Dimas mine, one of our largest producers. This project is expected to provide much-needed recreational opportunities for the community of Tayoltita. Primero expects the project to be completed in 2015.

We are also helping to support a key initiative lead by Barrick. They are executing an irrigation project in the communities of Jachal and Iglesia of San Juan Province, Argentina, located near the Veladero mine and Pascua-Lama project. Barrick’s goal is to enhance water conservation and agricultural outputs by conserving and optimizing water resources through the implementation of drip and sprinkling irrigation technology. This project is also expected to be completed in 2015.

We believe that our financial contributions will positively impact the communities where these mining operations are located, providing long-term, sustainable benefits. We look forward to seeing the benefits of these projects and are committed to creating new agreements with existing and future mining partners.

FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS	13

FINANCIAL STATEMENTS	67

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2014 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 61 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of March 18, 2015.

Highlights

Operations

•
Attributable silver equivalent production for the three months and year ended December 31, 2014 of 9.0 million ounces (6.4 million ounces of silver and 34,500 ounces of gold) and 35.3 million ounces (25.7 million ounces of silver and 142,800 ounces of gold), respectively, representing a decrease of 8% and 2% over the comparable periods in 2013.

•
Attributable silver equivalent sales volume for the three months and year ended December 31, 2014 of 8.5 million ounces (5.7 million ounces of silver and 37,900 ounces of gold) and 32.9 million ounces (23.5 million ounces of silver and 139,500 ounces of gold), respectively, representing an increase of 7% and 10% over the comparable periods in 2013, with ounces sold for the most recently completed twelve month period representing a record for the Company.

•
Average realized sale price per silver equivalent ounce sold for the three months and year ended December 31, 2014 of $16.43 ($16.46 per ounce of silver and $1,213 per ounce of gold) and $18.86 ($18.92 per ounce of silver and $1,261 per ounce of gold), representing a decrease of 22% and 20%, respectively, as compared to the comparable periods of 2013.

•
Revenue for the three months and year ended December 31, 2014 of $140.4 million and $620.2 million, respectively, compared with $167.4 million and $706.5 million for the comparable periods in 2013, representing a decrease of 16% and 12%, respectively.

•
Net earnings for the three months and year ended December 31, 2014 was $52.0 million ($0.14 per share) and $199.8 million ($0.56 per share), respectively, compared with $93.9 million ($0.26 per share) and $375.5 million ($1.06 per share) for the comparable periods in 2013, representing a decrease of 45% and 47%, respectively.

•	During the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.

•
After removing the impact of the impairment charge, adjusted net earnings¹ for the three months and year ended December 31, 2014 of $52.0 million ($0.14 per share) and $268.0 million ($0.75 per share), respectively, compared with net earnings of $93.9 million ($0.26 per share) and $375.5 million ($1.06 per share) for the comparable periods in 2013, representing a decrease of 45% and 29%, respectively.

•
Operating cash flows for the three months and year ended December 31, 2014 of $94.1 million ($0.26 per share²) and $431.9 million ($1.20 per share²), respectively, compared with $124.6 million ($0.35 per share²) and $534.1 million ($1.50 per share²) for the comparable periods in 2013, representing a decrease of 24% and 19%, respectively.

•
On March 18, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average  of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2015 and is expected to be distributed on or about April 14, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

1	Refer to discussion on non-IFRS measure (i) of page 40 of this MD&A
2	Refer to discussion on non-IFRS measure (ii) of page 41 of this MD&A

SILVER WHEATON     2014 ANNUAL REPORT     [13]

•	Average cash costs¹ for the three months and year ended December 31, 2014 of $4.51 and $4.59 per silver equivalent ounce, respectively.

•
Cash operating margin² for the three months and year ended December 31, 2014 of $11.92 and $14.27 per silver equivalent ounce, respectively, representing a decrease of 27% and 25% relative to the comparable periods in 2013.

•
As at December 31, 2014, approximately 4.8 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents a decrease of 0.3 million payable silver equivalent ounces during the three month period ended December 31, 2014.

Corporate Development

•
On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale S.A (“Vale”) to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013.

Other

•	On March 31, 2014, with the unanimous consent of lenders, the term of the Company’s $1 billion non-revolving term-loan (“NRT Loan”) was extended by one year.

•
On February 27, 2015, the Company announced that it had amended its $1 billion revolving credit facility (the “Revolving Facility”) by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020.  The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the NRT Loan.

•	On March 26, 2014, the Company paid $125 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the final upfront payment relative to the silver stream on the Constancia project.

•
On May 8, 2014, the Company announced that it had implemented a dividend reinvestment plan whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.

•
On September 26, 2014 the Company paid $135 million to Hudbay in satisfaction of the upfront payment relative to the gold stream on the Constancia project through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

•
On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick Gold Corporation’s (“Barrick”) Pascua-Lama project (“Pascua-Lama”).  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until March 31, 2018 - an extension of 1 ¼ years, and extending the completion test deadline an additional 2 ½ years to June 30, 2020.  As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton.  In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

•
On January 5, 2015, the Company announced that it had reached an agreement with Nyrstar Mining Ltd. (“Nyrstar”) resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million payable on or before January 31, 2015, with this payment being received on January 30, 2015.  As part of this agreement, Silver Wheaton will be entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally.

1	Refer to discussion on non-IFRS measure (iii) of page 42 of this MD&A
2	Refer to discussion on non-IFRS measure (iv) of page 43 of this MD&A

SILVER WHEATON     2014 ANNUAL REPORT     [14]

•
As per Hudbay’s January 15, 2015 press release, initial concentrate production was achieved from Hudbay’s Constancia project during the fourth quarter of 2014 with commercial production projected for the second quarter of 2015 and full capacity thereafter.

•
On March 2, 2015, the Company announced that, in connection with the amended Salobo precious metal purchase agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the "Offering"), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. Silver Wheaton also agreed to grant to the underwriters an option to purchase up to an additional 5,839,500 common shares at a price of $20.55 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering (the “Over Allotment Option”).

•
On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). The underwriters have until April 16, 2015 to exercise the Over Allotment Option.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately $920 million.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

Currently, the Company has entered into 18 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold ("precious metal purchase agreements”), relating to 27 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the year ended December 31, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $386, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest pure precious metals streaming company in the world.  Based upon its current agreements, forecast 2015 attributable production is approximately 43.5 million silver equivalent ounces, including 230,000 ounces of gold.  By 2019, estimated annual attributable production is anticipated to increase over 40% compared to 2014 levels, growing to approximately 51 million silver equivalent ounces, including 325,000 ounces of gold.  The additional ounces from Salobo to our production profile as well as the ramp-up of Hudbay's Constancia mine in 2015 more than offset the anticipated reduction in attributable production from other assets in Silver Wheaton's current streaming portfolio. Hudbay's Constancia mine is expected to meet the completion test well before 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. In addition, the 10-year term contract on Capstone Mining's Cozamin mine, acquired with Silver Wheaton's 2009 acquisition of Silverstone, expires in April 2017. Finally, as Hudbay provides no formal production guidance for its Rosemont project, Silver Wheaton no longer includes any production from the Rosemont project in its production forecast for 2019. As a reminder, Silver Wheaton also does not include any production from Barrick's Pascua-Lama project in its guidance.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [15]

The $308.1 million of cash and cash equivalents as at December 31, 2014 combined with the liquidity provided by the available credit under the undrawn $1 billion Revolving Facility and ongoing operating cashflows, positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

SILVER WHEATON     2014 ANNUAL REPORT     [16]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:
Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration ¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% 2	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% 3	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 2,230,000 5	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 6
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years 7	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	8.5 years	8-Sep-09
Other
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 9	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% 10	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% 11	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 12	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 13	12.5%	0%	Life of Mine	n/a 14
Constancia	Hudbay	Peru	$ 429,900	100%	50% 15	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 148,500 16	0%	10% 16	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion.  Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina as of August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine while retaining the right to silver contained in zinc concentrate.

12)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)
Comprised of $13.5 million paid to date in addition to $135 million to be payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit  (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [17]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As at December 31, 2014, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended December 31, 2014.1

As at December 31, 2014, the Company has received approximately 63.0 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $889 million.  As at December 31, 2013, the San Dimas mine had proven and probable silver reserves of 49.5 million ounces and inferred silver resources of 73.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of La Oroya smelter in Peru, resulting in an inconsistent delivery schedule.  As at December 31, 2014, approximately 0.8 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.1 million payable silver ounces during the three month period ended December 31, 2014.1

As at December 31, 2014, the Company has received approximately 22.7 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $344 million.  As at December 31, 2014, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.0 million ounces, measured and indicated silver resources was 45.5 million ounces and inferred silver resources was 28.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations (the “Peñsaquito mine”) in Mexico for the life of mine.

As disclosed in Goldcorp's 2014 annual management’s discussion and analysis (“Goldcorp’s MD&A”), permitting delays experienced in the first quarter of 2014 due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority deferred start up of construction of the Northern Well Field (“NWF”) project at the Peñasquito mine to mid-year 2014. Following receipt of initial permits and finalizing the remaining construction contracts, construction on the NWF project ramped up to full activity levels in the fourth quarter of 2014, with completion anticipated around mid-year 2015. Activities to address the additional regulatory requirements related to the interconnection to the existing well field continue as planned. Contingency plans remain in place for fresh water supply to the Peñasquito mine until the NWF is operational.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON     2014 ANNUAL REPORT     [18]

Goldcorp has also reported that during 2014, the Peñasquito mine progressed with pre-feasibility studies on two projects: (i) to assess the potential for producing saleable copper concentrate at the Peñasquito mine, the Concentrate Enrichment Project (“CEP”); and (ii) to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine duration, through the addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach. A US Patent for the CEP was filed during the first quarter of 2014. The pre-feasibility studies were essentially complete at the end of 2014 and Goldcorp expects the projects to be integrated as they enter the feasibility study phase which Goldcorp anticipates by the end of the first quarter of 2015. Goldcorp expects the feasibility study to be complete in early 2016.

Goldcorp’s MD&A reported that the 2014 drilling program ended with a total of 23,058 metres drilled, with 1,185 metres drilled during the fourth quarter of 2014. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body and is focused on a 200 metre spaced in-fill program. Goldcorp reported that exploration activities during 2014 focused on the in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show continuity of a significant sized body of copper and gold.

As at December 31, 2014, approximately 0.9 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.2 million payable silver ounces during the three month period ended December 31, 2014.1

As at December 31, 2014, the Company has received approximately 26.4 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $562 million.  As at December 31, 2014, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 152.8 million ounces, measured and indicated silver resources was 108.5 million ounces and inferred silver resources was 5.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Ejido Land Claims

As disclosed in Goldcorp’s MD&A, in 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million Mexican pesos.  On March 12, 2015, Goldcorp announced that Minera Peñasquito had reached a definitive court approved settlement with the Cerro Gordo Ejido which fully resolves the dispute and, concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement on commercial terms for the 600 hectares.

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero2 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.

SILVER WHEATON     2014 ANNUAL REPORT     [19]

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction activities at its Pascua-Lama project, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance.

In Barrick’s 2014 annual management’s discussion and analysis (“Barrick’s MD&A”), Barrick states that they are currently engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. Barrick also states that the engineering studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to submit their application for the new water management system by June 2015, with permitting taking about two years. Barrick has stated that a decision to re-start development of the Pascua-Lama project will depend on improved economics and more certainty regarding legal and permitting matters.

As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the precious metal purchase agreement between Silver Wheaton and Barrick, Silver Wheaton is now entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. In addition, Silver Wheaton has agreed to extend the completion test deadline an additional 4 ½ years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013, Barrick initiated the closure of its Pierina mine.

Barrick’s MD&A reports that it expects 2015 Veladero production to be down compared to 2014 production levels as a result of lower grade from the Federico pit. Barrick states that at Veladero there are a number of initiatives under way to reduce operating costs. Barrick also states that Veladero continues to be subject to restrictions that affect the amount of leach solution. New government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad to maintain pond level.

As at December 31, 2014, approximately 0.1 million ounces of cumulative payable silver ounces have been produced at the Barrick mines but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2014.1

As at December 31, 2014, the Company has received approximately 12.7 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $284 million.  As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, as at December 31, 2014, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 55.4 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama Challenge to SMA Regulatory Sanction

As per Barrick’s year-end 2014 financial statements, in May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires Barrick to complete the water management system for the Pascua-Lama project in accordance with the Pascua-Lama project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Pascua-Lama project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Pascua-Lama project’s water management system. CMN paid the administrative fine in May 2013.

Barrick’s 2014 annual financial statements disclosed that on December 30, 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Resolution. It further disclosed that as a result of the ruling, the SMA will now re-evaluate the approximately $16 million administrative fine it previously imposed on the Pascua-Lama project for deviations from certain requirements of the Pascua-Lama project’s Chilean environmental approval in 2013. Barrick has stated that a new resolution from the SMA is pending and could include more severe sanctions against the Pascua-Lama project such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Pascua-Lama project’s environmental permit.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON     2014 ANNUAL REPORT     [20]

ii.	Pascua-Lama Environmental Damage Claim

Barrick’s 2014 annual financial statements disclosed that in June 2013, a group of local farmers filed an environmental damage claim against CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project in the Environmental Court, alleging that CMN has damaged glaciers located in the Pascua-Lama project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Pascua-Lama project in Chile. CMN presented its defense on October 9, 2013. A settlement and evidentiary hearing took place on January 8, 2014. Having failed to reach a settlement during that hearing, the parties proceeded to present documentary evidence and witness testimony to the Environmental Court. A final hearing was held in this matter on December 3, 2014, and a decision of the Environmental Court is pending. Barrick states that they intend to vigorously defend this matter.

iii.	Argentine Glacier Legislation

Barrick’s 2014 annual financial statements disclosed that on September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. Barrick notes that the federal law bans new mining exploration and exploitation activities on glaciers and in the “peri glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and the peri glacial environment, the relevant authority is empowered to take action, which according to the legislation, could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. Barrick notes that in late January 2013, the Province of San Juan announced that it had completed the required environmental audit, which concluded that Veladero and the Pascua-Lama project do not impact glaciers or peri glaciers. Barrick states that the constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. Barrick disclosed that on October 27, 2014, Barrick submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds and that a decision on the motion is pending. Barrick indicates that if the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at December 31, 2014, approximately 0.1 million ounces of cumulative payable silver equivalent ounces (including approximately 1,500 ounces of gold) have been produced at 777 but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2014.1

As at December 31, 2014, the Company has received approximately 1.3 million ounces of silver and 138,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $131 million. As at December 31, 2013, the Company's share of 777's proven and probable reserves was 8.4 million ounces of silver and 450,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON     2014 ANNUAL REPORT     [21]

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to the agreement in 2013.

Under the amended agreement, the Company will pay Vale cash consideration of $900 million on or before March 25, 2015 for the increased gold stream. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered. The additional 25% life of mine production that is processed from and after January 1, 2015 will accrue retroactively to the Company. The terms of the existing gold stream on the Salobo mine were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

As reported by Vale, Vale is in the process of ramping up mill throughput at the Salobo mine from 12 million tonnes per annum (“Mtpa”) to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036. Any future further increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at December 31, 2014, approximately 0.4 million ounces of cumulative payable silver equivalent ounces (approximately 5,000 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ended December 31, 2014.1

As of December 31, 2014, the Company has received approximately 60,900 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $53 million.  As at December 31, 2014, the Company's 50% share of the Salobo proven and probable gold reserves was 6.7 million ounces, measured and indicated gold resources was 1.5 million ounces and inferred gold resources was 0.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As at December 31, 2014, approximately 1.1 million ounces of cumulative payable silver equivalent ounces (approximately 14,100 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ended December 31, 2014.1

As of December 31, 2014, the Company has received approximately 47,800 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $43 million. As at December 31, 2014, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 680,000 ounces, measured and indicated gold resources was 320,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON     2014 ANNUAL REPORT     [22]

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

v.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vi.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

vii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

viii.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007.  As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine while retaining the right to silver contained in zinc concentrate;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

x.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States. The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine; and

xi.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru. On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia. If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia. In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia (see additional discussion below).

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON     2014 ANNUAL REPORT     [23]

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. (“Intergeo”) to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc., the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. If Silver Wheaton recovers proceeds under the settlement agreement, Silver Wheaton will recognize such proceeds in the period in which they are received. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian bankruptcy proceedings are uncertain.

As a result, management has estimated that the value of the Mineral Park silver interest under both the Fair Value Approach and the Value-In-Use Approach is nominal.  Based on this conclusion, the Company has reported an impairment charge of $37.1 million during the third quarter of 2014, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

As at September 30 2014 and December 31, 2014, the Company has received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million, as compared to an original upfront cash payment of $42.0 million.

Campo Morado

On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico.  As per Nyrstar's July 24, 2014 news release, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.  As a result, during the third quarter of 2014, the estimate of future production from Campo Morado was reduced, with this reduction representing an indicator of impairment related to the Campo Morado silver interest.  At September 30, 2014, management estimated that the recoverable amount under the Campo Morado silver interest was $25 million, resulting in an impairment charge of $31.1 million which was recorded in the third quarter of 2014.

On December 31, 2014, the Company reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015. This amount due under the agreement, which was classified on the balance sheet at December 31, 2014 as a component of Other current assets, was received on January 30, 2015. As part of this agreement, the Company will be entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally.

SILVER WHEATON     2014 ANNUAL REPORT     [24]

As at December 31, 2014, the Company has received approximately 4.5 million ounces of silver related to the Campo Morado mine under the agreement, generating cumulative operating cash flows of approximately $95.3 million in addition to the termination payment of $25 million, as compared to an original upfront cash payment of $79.3 million.

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

Constancia

As per Hudbay’s year end 2014 MD&A, physical construction of the Constancia project is essentially complete with initial production being achieved during the fourth quarter of 2014 and commencement of commercial production being on track for the second quarter of 2015. Hudbay also stated that the Constancia mine is expected to achieve full capacity in the second half of 2015.

General

As at December 31, 2014, approximately 1.4 million ounces of cumulative payable silver equivalent ounces (including approximately 5,500 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing an increase of 0.2 million payable silver equivalent ounces during the three month period ended December 31, 2014.1

As at December 31, 2014, the Company has received approximately 46.9 million ounces of silver and 118,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $1,006 million.

As at December 31, 20142, unless otherwise noted, these other silver and gold interests had proven and probable reserves of 300.0 million ounces of silver and 760,000 ounces of gold, measured and indicated resources of 366.8 million ounces of silver and 670,000 ounces of gold and inferred resources of 163.8 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

Under the Early Deposit Agreement, there will be a 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Mineral reserves and mineral resources are reported as of December 31, 2014, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 59 of this MD&A.

SILVER WHEATON     2014 ANNUAL REPORT     [25]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at December 31, 2014:

	December 31	December 31
(in thousands)	2014	2013
Common shares held	$32,872	$40,801
Warrants held	-	-
	$32,872	$40,801

Common Shares Held

	Dec 31, 2014	Three Months Ended Dec 31, 2014	Year Ended Dec 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 16,236	$ (5,658)	$ (1,972)
Revett	3,873	(2,022)	47
Other	12,763	(3,469)	(6,004)
	$ 32,872	$ (11,149)	$ (7,929)

SILVER WHEATON     2014 ANNUAL REPORT     [26]

	Dec 31, 2013	Three Months Ended Dec 31, 2013	Year Ended Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 18,208	$ (11,713)	$ (25,922)
Revett	3,827	(2,186)	(10,997)
Other	18,766	(3,942)	(40,962)
	$ 40,801	$ (17,841)	$ (77,881)

Warrants Held

	Dec 31, 2013	Three Months Ended Dec 31, 2013	Year Ended Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ -	$ -	$ (2,694)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants, which expired unexercised during 2014 as the respective exercise price exceeded the market value of the underlying common shares, were also held for long-term strategic purposes, they met the definition of a derivative and therefore were classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that did not have a quoted market price were valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the year ended December 31, 2013, the value of the Company’s LTI’s decreased by $77.9 million.  As a result of this decrease, the deferred income tax liability attributable to the LTI’s was reduced and during the year ended December 31, 2013, the Company recorded a deferred income tax recovery in OCI of $1.8 million.  The reduction in the deferred income tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

Bear Creek

At December 31, 2014, Silver Wheaton owned approximately 13.3 million (December 31, 2013 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek”), representing approximately 14% (December 31, 2013 - 14%) of the outstanding shares of Bear Creek.  At December 31, 2014, the fair value of the Company’s investment in Bear Creek was $16.2 million (December 31, 2013 - $18.2 million).

Revett

At December 31, 2014, Silver Wheaton owned approximately 5.3 million (December 31, 2013 - 5.3 million) common shares of Revett Minerals Inc. ("Revett”), representing approximately 14% (December 31, 2013 - 15%) of the outstanding shares of Revett.  At December 31, 2014, the fair value of the Company’s investment in Revett was $3.9 million (December 31, 2013 - $3.8 million).

SILVER WHEATON     2014 ANNUAL REPORT     [27]

Other

At December 31, 2014, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

At December 31, 2014, the fair value of the Other long-term investments was $12.8 million (December 31, 2013 - $18.8 million).

SILVER WHEATON     2014 ANNUAL REPORT     [28]

Summarized Financial Results

	2014	2013	2012
Silver equivalent production 1
Attributable silver ounces produced (000’s)	25,674	26,754	26,669
Attributable gold ounces produced	142,815	151,204	50,482
Attributable silver equivalent ounces produced (000’s) 1	35,285	35,832	29,372
Silver equivalent sales 1
Silver ounces sold (000’s)	23,484	22,823	24,850
Gold ounces sold	139,522	117,319	46,094
Silver equivalent ounces sold (000’s) 1	32,891	29,963	27,328
Average realized price ($'s per ounce)
Average realized silver price	$ 18.92	$ 23.86	$ 31.03
Average realized gold price	$ 1,261	$ 1,380	$ 1,701
Average realized silver equivalent price 1	$ 18.86	$ 23.58	$ 31.09
Average cash cost ($'s per ounce) 2
Average silver cash cost	$ 4.14	$ 4.12	$ 4.06
Average gold cash cost	$ 386	$ 386	$ 362
Average silver equivalent cash cost 1	$ 4.59	$ 4.65	$ 4.30
Total revenue ($000's)	$ 620,176	$ 706,472	$ 849,560
Net earnings ($000's)	$ 199,826	$ 375,495	$ 586,036
Add back - impairment loss	68,151	-	-
Adjusted net earnings 3 ($000's)	$ 267,977	$ 375,495	$ 586,036
Earnings per share
Basic	$ 0.56	$ 1.06	$ 1.66
Diluted	$ 0.56	$ 1.05	$ 1.65
Adjusted earnings per share 3
Basic	$ 0.75	$ 1.06	$ 1.66
Diluted	$ 0.74	$ 1.05	$ 1.65
Cash flow from operations ($000's)	$ 431,873	$ 534,133	$ 719,404
Dividends
Dividends paid ($000's)	$ 93,4004	$ 160,013	$ 123,852
Dividends paid per share	$ 0.26	$ 0.45	$ 0.35
Total assets ($000's)	$ 4,647,763	$ 4,389,844	$ 3,189,337
Total non-current financial liabilities ($000’s)	$ 1,001,914	$ 999,973	$ 23,555
Total other liabilities ($000’s)	$ 17,113	$ 23,325	$ 58,708
Shareholders' equity ($000's)	$ 3,628,736	$ 3,366,546	$ 3,107,074
Shares outstanding	364,777,928	357,396,778	354,375,852

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 40 of this MD&A.
4)
Dividends paid during 2014 were comprised of $79.8 million in cash  and $13.6 million in common shares issued, with the Company issuing 646,618 common shares (an average of $21.08 per share) under the Company's dividend reinvestment plan.

SILVER WHEATON     2014 ANNUAL REPORT     [29]

Summary of Ounces Produced and Sold

	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced 2
San Dimas 3	1,744	1,290	1,118	1,608	1,979	1,660	1,160	1,743
Yauliyacu	687	875	658	718	687	639	668	624
Peñasquito	1,582	1,630	2,054	2,052	2,047	1,636	1,440	1,093
Barrick 4	690	397	299	301	423	465	556	741
Other 5	1,701	1,903	2,182	2,185	2,119	2,450	2,586	2,038
Total silver ounces produced	6,404	6,095	6,311	6,864	7,255	6,850	6,410	6,239
Gold ounces produced 2
777	9,669	12,105	11,611	12,785	14,134	18,259	16,986	16,951
Sudbury 6	9,165	12,196	7,473	6,426	7,060	7,341	8,840	9,869
Salobo	12,253	10,415	8,486	8,903	10,067	8,061	6,342	4,677
Other 7	3,435	6,959	5,185	5,749	9,530	2,894	4,226	5,967
Total gold ounces produced	34,522	41,675	32,755	33,863	40,791	36,555	36,394	37,464
Silver equivalent ounces of gold produced 8	2,560	2,786	2,144	2,121	2,476	2,237	2,269	2,096
Silver equivalent ounces produced 8	8,964	8,881	8,455	8,985	9,731	9,087	8,679	8,335
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	8,447	8,365	8,977	9,723	8,948	8,615	8,046
Increase (Decrease) 2	n.a.	434	90	8	8	139	64	289
Silver ounces sold
San Dimas 3	1,555	1,295	1,194	1,529	2,071	1,560	1,194	1,850
Yauliyacu	761	1,373	111	1,097	674	13	559	149
Peñasquito	1,640	1,662	1,958	1,840	1,412	1,388	1,058	1,459
Barrick 4	671	377	291	361	397	447	560	753
Other 5	1,106	1,592	1,673	1,398	1,510	2,257	1,771	1,741
Total silver ounces sold	5,733	6,299	5,227	6,225	6,064	5,665	5,142	5,952
Gold ounces sold
777	8,718	15,287	13,599	6,294	15,889	16,972	23,483	9,414
Sudbury 6	11,251	5,566	6,718	6,878	6,551	6,534	4,184	111
Salobo	14,270	7,180	11,902	10,560	6,944	6,490	2,793	720
Other 7	3,665	8,685	2,559	6,390	1,840	5,287	3,409	6,698
Total gold ounces sold	37,904	36,718	34,778	30,122	31,224	35,283	33,869	16,943
Silver equivalent ounces of gold sold 8	2,808	2,441	2,267	1,891	1,909	2,163	2,097	971
Silver equivalent ounces sold 8	8,541	8,740	7,494	8,116	7,973	7,828	7,239	6,923
Gold / silver ratio 8	74.1	66.5	65.2	62.8	61.1	61.3	61.9	57.3
Cumulative payable silver equivalent ounces produced but not yet delivered 9	4,839	5,147	5,996	6,042	5,997	5,283	4,736	4,082

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Constancia and Campo Morado silver interests.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON     2014 ANNUAL REPORT     [30]

Quarterly Financial Review

	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	5,733	6,299	5,227	6,225	6,064	5,665	5,142	5,952
Average realized silver price¹	$16.46	$18.98	$19.81	$20.36	$21.03	$21.22	$23.12	$29.89
Silver sales (000's)	$94,395	$119,535	$103,540	$126,744	$127,549	$120,255	$118,885	$177,898
Total gold ounces sold	37,904	36,718	34,778	30,122	31,224	35,283	33,869	16,943
Average realized gold price¹	$1,213	$1,261	$1,295	$1,283	$1,277	$1,308	$1,417	$1,645
Gold sales (000's)	$45,980	$46,317	$45,030	$38,635	$39,867	$46,150	$48,005	$27,863
Total silver equivalent ounces sold (000's) 2	8,541	8,740	7,494	8,116	7,973	7,828	7,239	6,923
Average realized silver equivalent price 1, 2	$16.43	$18.98	$19.83	$20.38	$21.00	$21.26	$23.05	$29.72
Total sales (000's)	$140,375	$165,852	$148,570	$165,379	$167,416	$166,405	$166,890	$205,761
Average cash cost, silver 1, 3	$4.13	$4.16	$4.15	$4.12	$4.14	$4.13	$4.14	$4.08
Average cash cost, gold 1, 3	$391	$378	$393	$381	$394	$386	$391	$362
Average cash cost, silver equivalent 1, 2, 3	$4.51	$4.59	$4.72	$4.57	$4.70	$4.73	$4.77	$4.39
Net earnings (000's)	$52,030	$4,496	$63,492	$79,809	$93,900	$77,057	$71,117	$133,421
Add back - impairment loss	-	68,151	-	-	-	-	-	-
Adjusted net earnings 4 (000's)	$52,030	$72,647	$63,492	$79,809	$93,900	$77,057	$71,117	$133,421
Earnings per share
Basic	$0.14	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20	$0.38
Diluted	$0.14	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20	$0.37
Adjusted earnings per share 4
Basic	$0.14	$0.20	$0.18	$0.22	$0.26	$0.22	$0.20	$0.38
Diluted	$0.14	$0.20	$0.18	$0.22	$0.26	$0.22	$0.20	$0.37
Cash flow from operations (000's)	$94,120	$120,379	$102,543	$114,832	$124,591	$118,672	$125,258	$165,612
Cash flow from operations per share 5
Basic	$0.26	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35	$0.47
Diluted	$0.26	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35	$0.46
Dividends
Dividends declared (000's)	$21,861	$21,484	$25,035	$25,019 6	$32,165	$35,629	$42,573	$49,646 7
Dividends declared per share	$0.06	$0.06	$0.07	$0.07	$0.09	$0.10	$0.12	$0.14
Total assets (000's)	$4,647,763	$4,618,131	$4,521,595	$4,476,865	$4,389,844	$4,398,445	$4,396,012	$4,400,253
Total liabilities (000's)	$1,019,027	$1,017,815	$1,021,391	$1,045,190	$1,023,298	$1,078,137	$1,178,859	$1,174,470
Total shareholders' equity (000's)	$3,628,736	$3,600,316	$3,500,204	$3,431,675	$3,366,546	$3,320,308	$3,217,153	$3,225,783

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 40 of this MD&A
5)	Refer to discussion on non-IFRS measure (ii) on page 41 of this MD&A.
6)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.
7)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON     2014 ANNUAL REPORT     [31]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,744	1,555	$25,571	$16.44	$4.20	$0.81	$17,773	$19,040	$152,951
Yauliyacu	687	761	11,896	15.63	4.16	5.92	4,221	8,730	187,478
Peñasquito	1,582	1,640	27,493	16.76	4.05	2.98	15,966	20,851	451,145
Barrick 4	690	671	11,216	16.72	3.90	3.26	6,411	8,600	605,328
Other 5	1,701	1,106	18,219	16.47	4.29	3.95	9,101	12,929	559,747
	6,404	5,733	$94,395	$16.46	$4.13	$3.00	$53,472	$70,150	$1,956,649
Gold
777	9,669	8,718	$10,519	$1,207	$400	$823	$(141)	$7,374	$243,913
Sudbury 6	9,165	11,251	14,231	1,265	400	841	263	10,168	583,862
Salobo	12,253	14,270	16,924	1,186	400	462	4,625	11,216	1,302,202
Other 7	3,435	3,665	4,306	1,175	310	124	2,714	2,942	161,639
	34,522	37,904	$45,980	$1,213	$391	$625	$7,461	$31,700	$2,291,616
Silver equivalent 8	8,964	8,541	$140,375	$16.43	$4.51	$4.79	$60,933	$101,850	$4,248,265
Corporate
General and administrative							$(8,992)
Other							89
Total corporate							$(8,903)	$(7,730)	$399,498
	8,964	8,541	$140,375	$16.43	$4.51	$4.79	$52,030	$94,120	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont and Loma de La Plata silver interests.  Results related to the Campo Morado silver interest which, as further explained in the Silver and Gold Interests section of the MD&A, was disposed of in December 2014, were as follows: silver ounces produced – 116,000; silver ounces sold – 101,000; sales - $1,656,000; earnings from operations - $1,251,000 and; cash flow from operations - $1,251,000.   Results do not include any silver ounces produced or sold related to the Mineral Park silver interest as silver deliveries have ceased due to the bankruptcy of Mercator as further explained in the Silver and Gold Interests section of this MD&A.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON     2014 ANNUAL REPORT     [32]

Three Months Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,979	2,071	$42,071	$20.32	$4.17	$0.82	$31,753	$33,443	$157,492
Yauliyacu	687	674	14,681	21.78	4.12	5.75	8,030	11,904	207,277
Peñasquito	2,047	1,412	30,508	21.61	4.02	2.96	20,647	24,832	472,289
Barrick 5	423	397	8,629	21.72	3.90	3.31	5,765	6,891	601,107
Other 6	2,119	1,510	31,660	20.96	4.30	4.66	18,127	25,803	549,927
	7,255	6,064	$127,549	$21.03	$4.14	$2.99	$84,322	$102,873	$1,988,092
Gold
777	14,134	15,889	$20,127	$1,267	$400	$802	$1,036	$13,771	$280,026
Sudbury 7	7,060	6,551	8,363	1,277	400	829	311	5,743	609,454
Salobo	10,067	6,944	9,025	1,300	400	462	3,039	6,247	1,322,483
Other 8	9,530	1,840	2,352	1,278	306	115	1,577	2,192	28,429
	40,791	31,224	$39,867	$1,277	$394	$691	$5,963	$27,953	$2,240,392
Silver equivalent 9	9,731	7,973	$167,416	$21.00	$4.70	$4.98	$90,285	$130,826	$4,228,484
Corporate
General and administrative							$(7,150)
Other							10,765
Total corporate							$3,615	$(6,235)	$161,360
	9,731	7,973	$167,416	$21.00	$4.70	$4.98	$93,900	$124,591	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.  Results related to the Campo Morado silver interest which, as further explained in the Silver and Gold Interests section of this MD&A, was disposed of in December 2014, were as follows: silver ounces produced – 213,000; silver ounces sold – 184,000; sales - $3,865,000; earnings from operations - $2,034,000 and; cash flow from operations - $3,131,000.   Results related to the Mineral Park silver interest for which silver deliveries ceased during the third quarter of 2014 due to the bankruptcy of Mercator, as further explained in the Silver and Gold Interests section of this MD&A, were as follows: silver ounces produced – 109,000; silver ounces sold – 45,000; sales - $966,000; earnings from operations - $648,000 and; cash flow from operations - $854,000.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended December 31, 2014, attributable silver equivalent production was 9.0 million ounces (6.4 million ounces of silver and 34,500 ounces of gold), compared with 9.7 million ounces (7.3 million ounces of silver and 40,800 ounces of gold) for the comparable period in 2013, with the 0.8 million ounce decrease being primarily attributable to the following factors:

•	465,000 ounce (23%) decrease related to the Peñasquito mine, due primarily to the mining of lower grade material;

•
418,000 ounce (20%) decrease related to the Other mines, due primarily to lower production at the Campo Morado and Cozamin mines in addition to the cessation of silver deliveries from the Mineral Park mine;

•	307,000 silver equivalent ounce (55%) decrease related to gold production at the Minto mine (6,100 gold ounces), due primarily to lower grades;

•
235,000 ounce (12%) decrease related to the San Dimas mine, due primarily to the agreement with Goldcorp to deliver 1.5 million ounces per annum to Silver Wheaton having ended effective August 6, 2014; and

SILVER WHEATON     2014 ANNUAL REPORT     [33]

•	136,000 silver equivalent ounce (16%) decrease related to gold production at the 777 mine (4,500 gold ounces), primarily due to lower throughput; partially offset by

•
286,000 silver equivalent ounce (46%) increase related to gold production at the Salobo mine (2,200 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line and the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, partially offset by lower grades and recovery;

•	266,000 ounce (63%) increase related to the Barrick mines, due primarily to higher grades at Veladero; and

•	236,000 silver equivalent ounce (55%) increase related to gold production at the Sudbury mines (2,100 gold ounces), primarily due to higher grades.

For the three months ended December 31, 2014, net earnings and cash flow from operations were $52.0 million and $94.1 million, respectively, compared with $93.9 million and $124.6 million for the comparable period in 2013, with the $41.9 million decrease in net earnings being primarily attributable to the following factors:

•	$10.8 million decrease related to a 13% decrease in payable silver ounces produced; and

•	$1.2 million decrease related to a 16% decrease in payable gold ounces produced; and

•	$0.8 million decrease related to the composition of mines from which silver is produced; and

•	$3.3 million decrease related to the composition of mines from which gold is produced; and

•	$16.3 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$10.5 million increase relating to the Peñasquito mine; and

•	$6.7 million increase relating to gold production at the Minto mine; and

•	$29.6 million decrease due to a reduction in the operating margin per ounce, due primarily to a 22% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$12.5 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of this MD&A ($1.5 million decrease from a cash flow perspective).

SILVER WHEATON     2014 ANNUAL REPORT     [34]

Year Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,760	5,573	$104,095	$18.68	$4.19	$0.81	$76,228	$80,769	$152,951
Yauliyacu	2,938	3,342	64,011	19.15	4.15	5.92	30,353	50,152	187,478
Peñasquito	7,318	7,100	134,757	18.98	4.05	2.98	84,860	106,004	451,145
Barrick 5	1,687	1,700	31,687	18.64	3.90	3.26	19,508	23,065	605,328
Other 6	7,971	5,769	109,664	19.01	4.27	4.25	60,495	86,161	559,747
	25,674	23,484	$444,214	$18.92	$4.14	$3.22	$271,444	$346,151	$1,956,649
Gold
777	46,170	43,898	$55,535	$1,265	$400	$823	$1,863	$38,318	$243,913
Sudbury 7	35,260	30,413	38,720	1,273	400	841	962	26,993	583,862
Salobo	40,057	43,912	54,762	1,247	400	462	16,917	37,198	1,302,202
Other 8	21,328	21,299	26,945	1,265	309	124	17,713	19,936	161,639
	142,815	139,522	$175,962	$1,261	$386	$607	$37,455	$122,445	$2,291,616
Silver equivalent 9	35,285	32,891	$620,176	$18.86	$4.59	$4.87	$308,899	$468,596	$4,248,265
Corporate
General and administrative							$(37,860)
Impairment charges 10							(68,151)
Other							(3,062)
Total corporate							$(109,073)	$(36,723)	$399,498
	35,285	32,891	$620,176	$18.86	$4.59	$4.87	$199,826	$431,873	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont and Loma de La Plata silver interests.  Results related to the Campo Morado silver interest which, as further explained in the Silver and Gold Interests section of this MD&A, was disposed of in December 2014, were as follows: silver ounces produced – 677,000; silver ounces sold – 524,000; sales - $10,070,000; earnings from operations - $5,448,000 and; cash flow from operations - $7,968,000.   Results related to the Mineral Park silver interest for which silver deliveries ceased during the third quarter of 2014 due to the bankruptcy of Mercator, as further explained in the Silver and Gold Interests section of this MD&A, were as follows: silver ounces produced – 237,000; silver ounces sold – 168,000; sales - $3,354,000; earnings from operations - $2,239,000 and; cash flow from operations - $2,629,000.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

10)
During the year ended December 31, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.  These former silver interests are reflected as a component of Other silver interests in this MD&A and financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [35]

Year Ended December 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	6,542	6,675	$157,150	$23.54	$4.15	$0.82	$124,003	$129,447	$157,492
Yauliyacu	2,618	1,395	33,053	23.69	4.12	5.75	19,293	27,311	207,277
Peñasquito	6,216	5,317	126,587	23.81	4.02	2.82	90,229	105,213	472,289
Barrick 5	2,185	2,157	56,834	26.35	3.90	3.04	41,860	49,597	601,107
Other 6	9,193	7,279	170,963	23.49	4.23	4.37	108,303	141,020	549,927
	26,754	22,823	$544,587	$23.86	$4.12	$2.93	$383,688	$452,588	$1,988,092
Gold
777	66,330	65,758	$91,412	$1,390	$400	$802	$12,398	$61,136	$280,026
Sudbury 7	33,110	17,380	23,001	1,324	400	829	1,639	16,050	609,454
Salobo	29,147	16,947	22,552	1,331	400	462	7,945	15,774	1,322,483
Other 8	22,617	17,234	24,920	1,446	305	137	17,297	19,923	28,429
	151,204	117,319	$161,885	$1,380	$386	$659	$39,279	$112,883	$2,240,392
Silver equivalent 9	35,832	29,963	$706,472	$23.58	$4.65	$4.81	$422,967	$565,471	$4,228,484
Corporate
General and administrative							$(35,308)
Other							(12,164)
Total corporate							$(47,472)	$(31,338)	$161,360
	35,832	29,963	$706,472	$23.58	$4.65	$4.81	$375,495	$534,133	$4,389,844

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.  Results related to the Campo Morado silver interest which, as further explained in the Silver and Gold Interests section of this MD&A, was disposed of in December 2014, were as follows: silver ounces produced – 870,000; silver ounces sold – 758,000; sales - $17,942,000; earnings from operations - $10,427,000 and; cash flow from operations - $14,935,000.   Results related to the Mineral Park silver interest for which silver deliveries ceased during the third quarter of 2014 due to the bankruptcy of Mercator, as further explained in the Silver and Gold Interests section of this MD&A, were as follows: silver ounces produced – 544,000; silver ounces sold – 356,000; sales - $8,973,000; earnings from operations - $6,509,000 and; cash flow from operations - $7,644,000.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the year ended December 31, 2014, attributable silver equivalent production was 35.3 million ounces (25.7 million ounces of silver and 142,800 ounces of gold), compared with 35.8 million ounces (26.8 million ounces of silver and 151,200 ounces of gold) for the comparable period in 2013, with the 0.5 million ounce decrease being primarily attributable to the following factors:

•
1,223,000 ounce (13%) decrease related to the Other mines, due primarily to the temporary closure at the Keno Hill mine, lower production at the Campo Morado and 777 mines and the cessation of silver deliveries from the Mineral Park mine;

•	871,000 silver equivalent ounce (22%) decrease related to gold production at the 777 mine (20,200 gold ounces), due to lower grades, throughput and recoveries;

•
781,000 ounce (12%) decrease related to the San Dimas mine, due to Primero achieving the 3.5 million ounce delivery threshold 6 weeks earlier than in 2013 coupled with the August 6, 2014 expiration of the agreement with Goldcorp to deliver 1.5 million ounces per annum to Silver Wheaton; and

SILVER WHEATON     2014 ANNUAL REPORT     [36]

•	497,000 ounce (23%) decrease related to the Barrick mines, due primarily to lower grades and recovery at Veladero and the cessation of mining operations at Pierina; partially offset by

•	1,102,000 ounce (18%) increase related to the Peñasquito mine, due primarily to the mining in higher grade ore benches of Phase 4 of the pit during the first and second quarters of 2014;

•
945,000 silver equivalent ounce (53%) increase related to gold production at the Salobo mine (10,900 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line and the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014;

•
380,000 silver equivalent ounce (19%) increase related to gold production at the Sudbury mines (2,200 gold ounces), primarily due to higher recoveries and throughput, partially offset by lower grades; and

•	319,000 ounce (12%) increase related to the Yauliyacu mine, due primarily to higher grades.

For the year ended December 31, 2014, net earnings and cash flow from operations were $199.8 million and $431.9 million, respectively, compared with $375.5 million and $534.1 million for the comparable period in 2013, with the $175.7 million decrease in net earnings being primarily attributable to the following factors:

•	$17.4 million decrease related to a 6% decrease in payable silver ounces produced; and

•	$2.8 million decrease related to a 6% decrease in payable gold ounces produced; and

•	$7.0 million decrease related to the composition of mines from which silver is produced; and

•	$2.9 million increase related to the composition of mines from which gold is produced; and

•	$43.1 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•	$22.8 million increase relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru;

•	$15.1 million increase relating to the Peñasquito mine;

•	$7.9 million increase relating to the Salobo mine; and

•	$5.2 million increase relating to the Minto mine; partially offset by

•	$6.0 million decrease relating to the San Dimas mine;

•	$132.8 million decrease due to a reduction in the operating margin per ounce, due primarily to a 20% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$61.6 million decrease as a result of an increase in corporate costs, with the most significant item being the impairment charge of $68.2 million taken during the three months ended September 30, 2014, as explained in the Corporate Costs section of this MD&A ($5.4 million decrease from a cash flow perspective).

SILVER WHEATON     2014 ANNUAL REPORT     [37]

Corporate Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2014	2013	2014	2013
General and administrative	$ 8,992	$ 7,150	$ 37,860	$ 35,308
Impairment charges	-	-	68,151	-
Foreign exchange gain	(193)	(233)	(609)	(348)
Interest expense	(6)	1,226	2,277	6,083
Other expense	916	920	2,439	11,550
Income tax recovery	(806)	(12,678)	(1,045)	(5,121)
Total corporate costs	$ 8,903	$ (3,615)	$ 109,073	$ 47,472

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2014	2013	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 1,689	$ 2,926	$ 11,662	$ 11,522
PSUs	972	(803)	3,508	646
Total salaries and benefits	$ 2,661	$ 2,123	$ 15,170	$ 12,168
Depreciation	97	71	326	240
Charitable donations	1,174	81	3,187	2,710
Professional fees	856	694	2,426	3,981
Other	2,212	1,903	8,557	7,820
Cash settled general and administrative	$ 7,000	$ 4,872	$ 29,666	$ 26,919
Equity settled stock based compensation (a non-cash expense)	1,992	2,278	8,194	8,389
Total general and administrative	$ 8,992	$ 7,150	$ 37,860	$ 35,308

For the three months and year ended December 31, 2014, general and administrative expense increased by $1.8 million and $2.6 million, respectively, relative to the comparable periods in the previous year.  The increase during the three month period was primarily due to higher charitable donations and a higher estimated cost associated with performance share units (“PSUs”), while the increase during the 12 month period was primarily due to a higher estimated cost associated with PSUs.

Impairment Charges

As further disclosed in the Silver and Gold Interests section of this MD&A, during the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.

SILVER WHEATON     2014 ANNUAL REPORT     [38]

Other Expense (Income)

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2014	2013	2014	2013
Dividend income	$ (57)	$ (57)	$ (228)	$ (227)
Interest income	(46)	(15)	(123)	(204)
Stand-by fees	731	721	2,900	2,758
Loss on fair value adjustment of share purchase warrants held	-	-	-	2,694
Amortization of credit facility origination fees - undrawn facilities	256	253	1,020	1,910
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	-	-	-	4,490
Other	32	18	(1,130)	129
Total other expense	$ 916	$ 920	$ 2,439	$ 11,550

For the three months ended December 31, 2014, other expense was virtually unchanged relative to the comparable period of the previous year.

For the year ended December 31, 2014, other expense decreased by $9.1 million relative to the comparable period in the previous year, with the change being primarily the result of:

•	An unrealized loss related to the fair value adjustment in warrants held during the year ended December 31, 2013 of $2.7 million as compared to no loss during the current period;

•
As further explained in Note 14 to the financial statements, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date; partially offset by

•	A $1.3 million gain during the year ended December 31, 2014 related to the Company’s agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine.

Interest Costs

During the three months ended December 31, 2014, the Company incurred interest costs of $4.4 million at an effective interest rate of 1.71%, all of which has been capitalized in relation to the Barrick silver interest and the Constancia silver and gold interest.  During the three months ended December 31, 2013, the Company incurred interest costs of $4.4 million at an effective interest rate of 1.70%, of which $3.2 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

During the year ended December 31, 2014, the Company incurred interest costs of $17.3 million at an effective interest rate of 1.70%, of which $15.0 million has been capitalized in relation to the Barrick silver interest and the Constancia silver and gold interest, with the remainder being expensed.  During the year ended December 31, 2013, the Company incurred interest costs of $18.0 million at an effective interest rate of 2.04%, of which $11.9 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

SILVER WHEATON     2014 ANNUAL REPORT     [39]

Income Tax (Recovery) Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2014	2013	2014	2013
Current income tax expense related to foreign jurisdictions	$ 44	$ 40	$ 204	$ 154
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ (850)	$ (12,718)	$ (1,249)	$ (7,381)
Write down of previously recognized temporary differences	-	-	-	2,106
	$ (850)	$ (12,718)	$ (1,249)	$ (5,275)
Total income tax recovery	$ (806)	$ (12,678)	$ (1,045)	$ (5,121)

For the three months and year ended December 31, 2014, income tax recovery decreased by $11.9 million and $4.1 million, respectively, relative to the comparable periods in the previous year.  Income tax expense (recovery) is, for the most part, comprised of the change in deferred income tax assets recognized, which is primarily affected by the change in unrealized gains in long-term investments in common shares held and deferred income tax expense (recovery) associated with income from Canadian operations. In addition, during the three months ended December 31, 2013, the Company changed its estimated tax rate associated with the temporary difference related to capitalized interest on certain of the Company’s precious metal purchase agreements, resulting in the reversal of a deferred tax liability in the amount of $9.9 million for the year ended December 31, 2013.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2014	2013	2014	2013
Net earnings	$52,030	$93,900	$199,826	$375,495
Add back - impairment loss	-	-	68,151	-
Adjusted net earnings	$52,030	$93,900	$267,977	$375,495
Divided by:
Basic weighted average number of shares outstanding	364,436	357,389	359,401	355,588
Diluted weighted average number of shares outstanding	364,718	357,869	359,804	356,595
Equals:
Adjusted earnings per share - basic	$0.14	$0.26	$0.75	$1.06
Adjusted earnings per share - diluted	$0.14	$0.26	$0.74	$1.05

SILVER WHEATON     2014 ANNUAL REPORT     [40]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2014	2013	2014	2013
Cash generated by operating activities	$94,120	$124,591	$431,873	$534,133
Divided by:
Basic weighted average number of shares outstanding	364,436	357,389	359,401	355,588
Diluted weighted average number of shares outstanding	364,718	357,869	359,804	356,595
Equals:
Operating cash flow per share - basic	$0.26	$0.35	$1.20	$1.50
Operating cash flow per share - diluted	$0.26	$0.35	$1.20	$1.50

SILVER WHEATON     2014 ANNUAL REPORT     [41]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2014	2013	2014	2013
Cost of sales	$79,442	$77,131	$311,277	$283,505
Less: depletion	(40,910)	(39,694)	(160,180)	(144,153)
Cash cost of sales	$38,532	$37,437	$151,097	$139,352
Cash cost of sales is comprised of:
Total cash cost of silver sold	$23,698	$25,121	$97,221	$94,054
Total cash cost of gold sold	14,834	12,316	53,876	45,298
Total cash cost of sales	$38,532	$37,437	$151,097	$139,352
Divided by:
Total silver ounces sold	5,733	6,064	23,484	22,823
Total gold ounces sold	37,904	31,224	139,522	117,319
Total silver equivalent ounces sold 1	8,541	7,973	32,891	29,963
Equals:
Average cash cost of silver (per ounce)	$4.13	$4.14	$4.14	$4.12
Average cash cost of gold (per ounce)	$391	$394	$386	$386
Average cash cost (per silver equivalent ounce 1)	$4.51	$4.70	$4.59	$4.65

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON     2014 ANNUAL REPORT     [42]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per ounce amounts)	2014	2013	2014	2013
Average realized selling price of silver and gold
Sales	$140,375	$167,416	$620,176	$706,472
Divided by - total silver equivalent ounces sold 1	8,541	7,973	32,891	29,963
Equals - average realized price ($'s per silver equivalent ounce 1)	$16.43	$21.00	$18.86	$23.58
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.51)	(4.70)	(4.59)	(4.65)
Cash operating margin per silver equivalent ounce 1	$11.92	$16.30	$14.27	$18.93

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 42 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON     2014 ANNUAL REPORT     [43]

Liquidity and Capital Resources1

As at December 31, 2014, the Company had cash and cash equivalents of $308.1 million (December 31, 2013 - $95.8 million) and working capital of $322.3 million (December 31, 2013 – $80.2 million).

Three Months Ended December 31, 2014

During the three months ended December 31, 2014, the Company generated operating cash flows of $94.1 million compared with $124.6 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the three months ended December 31, 2014, the Company had net cash outflows from financing activities of $14.6 million, which was primarily the result of dividend payments totaling $17.1 million, partially offset by proceeds in the amount of $2.6 million from share purchase options exercised during the period.  During the three months ended December 31, 2013, the Company had net cash outflows from financing activities of $74.1 million, which was primarily the result of repayments under the Revolving Facility of $42.0 million and dividend payments in the amount of $32.2 million.

During the three months ended December 31, 2014, the Company had net cash outflows from investing activities of $4.4 million, which was primarily related to interest payments on the Company’s NRT Loan in the amount of $4.1 million that have been capitalized to qualifying silver and gold interests.  During the three months ended December 31, 2013, the Company had net cash outflows from investing activities of $16.6 million, primarily comprised of interest payments in the amount of $3.0 million which were capitalized to qualifying silver and gold interests in addition to a $13.5 million upfront cash payment to Sandspring associated with the Toroparu early deposit gold interest.

Year Ended December 31, 2014

During the year ended December 31, 2014, the Company generated operating cash flows of $431.9 million compared with $534.1 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the year ended December 31, 2014, the Company had net cash outflows from financing activities of $73.5 million, which was primarily the result of dividend payments totaling $79.8 million, partially offset by proceeds in the amount of $7.0 million from share purchase options exercised during the period.  During the year ended December 31, 2013, the Company had net cash inflows from financing activities of $834.1 million, which was primarily the result of a net drawdown under the Company’s credit facilities of $949.9 million and $58.1 million in proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by $14.0 million of upfront costs related to the new credit facilities and dividend payments totaling $160.0 million.

During the year ended December 31, 2014, the Company had net cash outflows from investing activities of $146.0 million, primarily related to (i) a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest, which was due once capital expenditures of $1 billion had been incurred at Constancia; (ii) a $9.0 million payment made in relation to the acquisition of the Metates Royalty; and (iii) interest payments on the Company’s NRT Loan in the amount of $14.1 million that have been capitalized to qualifying silver and gold interests.  During the year ended December 31, 2013, the Company had net cash outflows from investing activities of $2.1 billion, primarily related to (i) the upfront cash payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests; (ii) a $125 million upfront cash payment to Hudbay related to the second installment on the Constancia silver interest, which was due once capital expenditures of $500 million had been incurred at Constancia; and (iii) a $13.5 million upfront cash payment to Sandspring associated with the Toroparu early deposit gold interest.

In the opinion of management, the $308.1 million of cash and cash equivalents as at December 31, 2014, combined with the liquidity provided by the credit available under the undrawn $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [44]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% ³	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$400⁶	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 11	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a ¹²
Constancia	100%	50% ¹³	$5.90 6	$400⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	0%	10% 14	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina as of August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine while retaining the right to silver contained in zinc concentrate.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [45]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest 2	15,103	26,690	-	-	41,793	-	41,793
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	1,185	4,303	2,503	4,220	12,211	-	12,211
Other	2,888	-	-	-	2,888	-	2,888
Total contractual obligations	$19,176	$1,030,993	$2,503	$4,220	$1,056,892	$398,550	$1,455,442

1)
At December 31, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility  As more fully disclosed in the Subsequent Events section of this MD&A, on February 27, 2015 the Company expanded its Revolving Facility by $1 billion and then used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the NRT Loan.

2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $135 million on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of the feasibility documentation, or after December 31, 2015 if the feasibility documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of  the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON     2014 ANNUAL REPORT     [46]

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 18, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

On September 26, 2014 the Company paid $135 million to Hudbay in satisfaction of the upfront payment relative to the gold stream on the Constancia project through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

During the year ended December 31, 2014, the Company received cash proceeds of $7.0 million from the exercise of 600,162 share purchase options at a weighted average exercise price of Cdn$13.02 per option.  For the comparable period in 2013, the Company received cash proceeds of $6.4 million from the exercise of 415,133 share purchase options at a weighted average exercise price of Cdn$15.65 per option.

During the year ended December 31, 2014, there were no share purchase warrants exercised.  For the comparable period in 2013, the Company received cash proceeds of $51.7 million from the exercise of 2,586,794 share purchase warrants at a weighted average exercise price of $20.00 per warrant.

As of March 18, 2015, there were 403,707,928 outstanding common shares, 3,501,600 share purchase options, 164,604 restricted share units and 10,000,000 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below.  For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

Commodity Prices

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of silver or gold.  The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect and readers are cautioned that actual outcomes may vary.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [47]

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Rosemont project, the Loma de La Plata project, the Constancia project and the Toroparu project.  Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), the Loma de La Plata (the “Loma de La Plata project”) zone of the Navidad project in Argentina and the Toroparu project (the “Toroparu project”) located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth under “Risks Relating to the Mining Operations” in the Company’s prospectus dated March 9, 2015 and the Company’s Annual Information Form to be filed on or about March 31, 2015.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations.  The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations.  The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the precious metal purchase agreements.  At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations.  Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis.  There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.   In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the precious metal purchase agreement to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, Silver Wheaton Caymans which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  No  assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the  Company.

SILVER WHEATON     2014 ANNUAL REPORT     [48]

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the CRA of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing. The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the audit. In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

Credit and Liquidity Risk

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of such hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency and interest rate or commodity fluctuations will be successful.  Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions.  Some of these companies may possess greater financial and technical resources than the Company.  Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements.  Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

SILVER WHEATON     2014 ANNUAL REPORT     [49]

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make precious metal purchase agreements less attractive to counterparties.  Such changes could adversely affect the Company's ability to enter into new precious metal purchase agreements.

Market Price of the Common Shares

The common shares are listed and posted for trading on the Toronto Stock Exchange and on the New York Stock Exchange.  An investment in the Company’s securities is highly speculative and the price of the common shares has fluctuated significantly in the past.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved, including macroeconomic developments globally and market perceptions of the attractiveness of particular industries.  The price of the common shares are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, currency exchange fluctuations and the other risk factors identified herein.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.  The Company does not actively trade these investments.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors.  There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced.  The loss of these employees or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business.  If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of the precious metal purchase agreements. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value in the precious metal purchase agreements could have a material adverse effect on the Company.

Other Risks

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

SILVER WHEATON     2014 ANNUAL REPORT     [50]

Silver and Gold Interests

Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at December 31, 2014.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

Depletion

As described above, the cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves, resources and exploration potential. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used.  Changes to depletion rates are accounted for prospectively.

Impairment of Assets

Management considers each precious metal purchase agreement to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each precious metal purchase agreement is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”).  In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCS as this will generally be greater than or equal to the VIU.

To determine the FVLCS that could be received from each precious metal purchase agreement in an arm’s length transaction at the measurement date, the Company uses a combination of the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology.

NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of precious metal purchase agreements range from 5% to 12%, and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $18 to $20 and $1,250 to $1,275, respectively.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metals companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company’s weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant precious metal purchase agreement relative to the risk profile associated with the overall portfolio of precious metal purchase agreements.   The nominal discount rates used across the portfolio of precious metal purchase agreements range from 4% to 20%, and the nominal silver and gold prices of $16 and $1,200 are used for the current year, with a 2% inflationary factor thereafter.

SILVER WHEATON     2014 ANNUAL REPORT     [51]

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect an estimate of future production for each mine at which the Company has a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices.  Estimated future cash costs are fixed based on the terms of each precious metal purchase agreement, as disclosed in the Contractual Obligations and Contingencies section of the MD&A.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value.  A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

As part of the annual review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations.  Assuming a negative 5% change relative to current silver and gold price assumptions, while holding all other assumptions constant, no impairment charge was required at December 31, 2014.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Revenue Recognition

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment of 90% of the estimated value of the silver and/or gold sold under the concentrate sales contract based upon provisional assays and quoted silver and gold prices, with the 10% holdback being payable upon final settlement, which is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  This 10% holdback is reflected as a component of Accounts Receivable in the Company’s consolidated balance sheet.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON     2014 ANNUAL REPORT     [52]

At December 31, 2014, the Company had outstanding provisionally priced sales of $3.5 million (December 31, 2013 - $6.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.2 million ounces of silver (December 31, 2013 - 0.3 million ounces of silver) which had a fair value loss adjustment of approximately $0.1 million (December 31, 2013 - fair value gain adjustment of approximately $0.2 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,100 (December 31, 2013 - $3,400).

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at December 31, 2014 or December 31, 2013.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On March 18, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2015 and is expected to be distributed on or about April 14, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON     2014 ANNUAL REPORT     [53]

Amended Credit Facilities

On February 27, 2015, the Company announced that it had amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.  The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged.

The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

Amendment to Salobo Precious Metal Purchase Agreement

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company’s total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine.  Under the terms of the amended agreement, Silver Wheaton will make a total upfront cash payment of $900 million, payable on or before March 25, 2015, for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered.  In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

Equity Offering

On March 2, 2015, the Company announced that, in connection with the amended Salobo precious metal purchase agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. Silver Wheaton also agreed to grant to the underwriters an option to purchase up to an additional 5,839,500 common shares at a price of $20.55 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering (the “Over Allotment Option”).

On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). The underwriters have until April 16, 2015 to exercise the Over Allotment Option.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately $920 million.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2014.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2014.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

SILVER WHEATON     2014 ANNUAL REPORT     [54]

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2014 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2014.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON     2014 ANNUAL REPORT     [55]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2014, unless otherwise noted.  The tables are based on information available to the Company as of March 17, 2015, and therefore will not reflect updates, if any, after such date.  The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2014 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin (11)
Copper	-	-	-	2.8	43.8	4.0	2.8	43.8	4.0	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			297.8			459.9			757.7
Gold
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			5.04			4.23			9.27

SILVER WHEATON     2014 ANNUAL REPORT     [56]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)
Underground	-	-	-	0.7	473.1	10.2	0.7	473.1	10.2
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Total Silver			99.2			450.2			549.5
Gold
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.56			2.20			2.76

SILVER WHEATON     2014 ANNUAL REPORT     [57]

Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	7.3	309.5	73.0
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.0	178.7	28.7
777 (13)	0.8	30.6	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	349.8	2.4
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			275.2
Gold
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.77	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.46

SILVER WHEATON     2014 ANNUAL REPORT     [58]

Notes:

1.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the San Dimas, Pascua-Lama, 777, Constancia and Minto mines are reported as of December 31, 2013.

b.	Mineral Resources and Mineral Reserves for the Toroparu project are reported as of March 31, 2013.

c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.

d.	Mineral Reserves for the Cozamin mine are reported as of June 30, 2014.

e.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.

f.	Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013.

g.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

h.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek and Bermingham projects as of October 15, 2014, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

i.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

j.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per gold ounce and $20.00 per ounce silver.

c.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.

e.	Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.

f.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

g.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc

h.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

i.	Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

j.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

k.	Stratoni mine – 18.02% zinc equivalent assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.

l.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

m.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

n.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.

p.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.

b.	San Dimas mine – 0.20 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.

SILVER WHEATON     2014 ANNUAL REPORT     [59]

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.	Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

g.	Rosemont project – 0.30% copper equivalent cut-off for mixed and 0.15% copper equivalent for sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc

j.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.

k.	Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization

l.	Minto mine – 0.5% copper cut-off.

m.	Keno Hill mines:

i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Flame and Moth project - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $24.00 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

iii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

v.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

vi.	Elsa Tailings project – 50 grams per tonne silver cut-off.

n.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

o.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

p.	Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.70 per pound copper.

q.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.

s.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

10.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding the Peñasquito and  San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Management’s MD&A dated February 19, 2015;

b.	San Dimas - Primero annual information form filed on March 31, 2014; and

c.	Pascua-Lama - Barrick Gold Corp.’s MD&A dated February 19, 2015.

The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in this document.

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

19.	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

20.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [60]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, terms, potential exercise and anticipated proceeds of the Over Allotment Option, the expansion and exploration potential at the Salobo mine,  anticipated increases in total throughput at the Salobo mine, the estimated future production, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: uncertainty as to the potential exercise and receipt of proceeds of the Over Allotment Option, the expansion and exploration potential at the Salobo mine,  anticipated increases in total throughput at the Salobo mine, fluctuations in the price of commodities; the absence of control over the mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information the Company receives from the owners and operators of the mining operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and the Company’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from mining operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to the Company’s acquisition strategy, risks related to the market price of the Company’s shares, risks related to the Company’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of the Company to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against the Company, risks relating to unknown defects and impairments, as well as those factors discussed in the section entitled “Risk Factors” in the Silver Wheaton prospectus dated March 9, 2015 available on SEDAR at www.sedar.com and in the prospectus dated March 9, 2015 included in the Registration Statement on Form F-10 filed with the SEC and in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form to be filed on or about March 31, 2015 available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F to be on file with the U.S. Securities and Exchange Commission in Washington, D.C. on or about March 31, 2015.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the exercise of the Over Allotment Option, the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the CRA and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein are for the purpose of providing information to assist in understanding Silver Wheaton's expected performance and may not be appropriate for other purposes.  Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

SILVER WHEATON     2014 ANNUAL REPORT     [61]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s prospectus dated March 9, 2015 and Annual Information Form for the year ended December 31, 2014 to be filed on or about March 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2015, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Company’s prospectus dated March 9, 2015 and Silver Wheaton’s Form 40-F to be filed on or about March 31, 2015, copies of which are, or will be, available at www.sec.gov.

SILVER WHEATON     2014 ANNUAL REPORT     [62]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  The Audit Committee reviews Silver Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood                                                                                            /s/ Gary Brown

Randy Smallwood                                                                                                 Gary Brown

President & Chief Executive Officer                                                                     Senior Vice President & Chief Financial Officer

March 18, 2015

SILVER WHEATON     2014 ANNUAL REPORT     [63]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated financial statements of Silver Wheaton Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 18, 2015

SILVER WHEATON     2014 ANNUAL REPORT     [64]

Management’s Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton’s assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2014, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report which appears on the following page.

/s/ Randy Smallwood                                                                                                /s/ Gary Brown

Randy Smallwood                                                                                                      Gary Brown

President & Chief Executive Officer                                                                          Senior Vice President & Chief Financial Officer

March 18, 2015

SILVER WHEATON     2014 ANNUAL REPORT     [65]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 18, 2015 expressed an unmodified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

Vancouver, Canada
March 18, 2015

SILVER WHEATON     2014 ANNUAL REPORT     [66]

Consolidated Statements of Earnings

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2014	2013
Sales	5	$620,176	$706,472
Cost of sales
Cost of sales, excluding depletion		$151,097	$139,352
Depletion		160,180	144,153
Total cost of sales		$311,277	$283,505
Earnings from operations		$308,899	$422,967
Expenses and other income
General and administrative 1	6	$37,860	$35,308
Impairment charges	11	68,151	-
Foreign exchange gain		(609)	(348)
Interest expense	14	2,277	6,083
Other expense	7	2,439	11,550
		$110,118	$52,593
Earnings before income taxes		$198,781	$370,374
Income tax recovery	22	1,045	5,121
Net earnings		$199,826	$375,495

Basic earnings per share		$0.56	$1.06
Diluted earnings per share		$0.56	$1.05
Weighted average number of shares outstanding
Basic	18	359,401	355,588
Diluted	18	359,804	356,595
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$8,194	$8,389

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [67]

Consolidated Statements of Comprehensive Income

		Years Ended December 31
(US dollars in thousands)	Note	2014	2013
Net earnings		$199,826	$375,495
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Loss on long-term investments - common shares held	9	$(7,929)	$(77,881)
Deferred income tax recovery	22	-	1,784
Total other comprehensive loss		$(7,929)	$(76,097)
Total comprehensive income		$191,897	$299,398

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [68]

Consolidated Balance Sheets

	Note	December 31	December 31
(US dollars in thousands)		2014	2013
Assets
Current assets
Cash and cash equivalents	19	$308,098	$95,823
Accounts receivable	8	4,132	4,619
Other	11	26,263	845
Total current assets		$338,493	$101,287
Non-current assets
Silver and gold interests	10, 11	$4,248,265	$4,228,484
Early deposit - gold interest	12	13,599	13,602
Royalty interest	13	9,107	-
Long-term investments	9	32,872	40,801
Other		5,427	5,670
Total non-current assets		$4,309,270	$4,288,557
Total assets		$4,647,763	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$14,798	$20,416
Current portion of performance share units	17.1	1,373	718
Total current liabilities		$16,171	$21,134
Non-current liabilities
Long-term portion of bank debt	14	$998,518	$998,136
Deferred income taxes	22	942	2,191
Performance share units	17.1	3,396	1,837
Total non-current liabilities		$1,002,856	$1,002,164
Total liabilities		$1,019,027	$1,023,298
Shareholders' equity
Issued capital	15	$2,037,923	$1,879,475
Reserves	16	(28,841)	(25,618)
Retained earnings		1,619,654	1,512,689
Total shareholders' equity		$3,628,736	$3,366,546
Total liabilities and shareholders' equity		$4,647,763	$4,389,844
Commitments and contingencies	14, 23

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [69]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2014	2013
Operating activities
Net earnings		$199,826	$375,495
Adjustments for
Depreciation and depletion		160,506	144,393
Amortization of credit facility origination fees:
Interest expense		125	558
Amortization of credit facility origination fees - undrawn facilities	7	1,020	1,910
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	7	-	4,490
Gain on disposal of silver interest	10	(1,260)	-
Impairment charges	11	68,151	-
Interest expense		2,151	5,525
Equity settled stock based compensation		8,194	8,389
Performance share units	17.1	2,516	646
Deferred income tax recovery	22	(1,249)	(5,275)
Loss on fair value adjustment of share purchase warrants held	9	-	2,694
Investment income recognized in net earnings		(351)	(431)
Other		(155)	(69)
Change in non-cash working capital	19	(5,561)	1,088
Cash generated from operations		$433,913	$539,413
Interest paid - expensed		(2,163)	(5,513)
Interest received		123	233
Cash generated from operating activities		$431,873	$534,133
Financing activities
Bank debt repaid	14	$-	$(1,725,060)
Bank debt drawn	14	-	2,675,000
Credit facility origination fees		(621)	(14,003)
Share issue costs		(152)	-
Share purchase warrants exercised		-	51,736
Share purchase options exercised		7,026	6,390
Dividends paid	15.2	(79,775)	(160,013)
Cash generated from (applied to) financing activities		$(73,522)	$834,050
Investing activities
Silver and gold interests	10	$(125,321)	$(2,025,973)
Interest paid - capitalized to silver interests		(14,063)	(10,954)
Silver and gold interests - early deposit	12	(150)	(13,450)
Royalty interest	13	(9,107)	-
Proceeds on disposal of silver interest	10	3,408	-
Dividend income received		228	227
Other		(1,016)	(304)
Cash applied to investing activities		$(146,021)	$(2,050,454)
Effect of exchange rate changes on cash and cash equivalents		$(55)	$(122)
Increase (decrease) in cash and cash equivalents		$212,275	$(682,393)
Cash and cash equivalents, beginning of year		95,823	778,216
Cash and cash equivalents, end of year	19	$308,098	$95,823

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [70]

Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2013	354,376	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$375,495	$375,495
OCI 1		-	-	-	-	(76,097)	(76,097)	-	(76,097)
Total comprehensive income (loss)		$-	$-	$-	$-	$(76,097)	$(76,097)	$375,495	$299,398
Fair value of SBC 1		$-	$-	$7,454	$935	$-	$8,389	$-	$8,389
Options 1 exercised	415	8,451	-	(2,061)	-	-	(2,061)	-	6,390
RSUs 1 released	19	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	2,587	58,792	(7,056)	-	-	-	(7,056)	-	51,736
Warrants 1 issued		-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 15.2)		-	-	-	-	-	-	(160,013)	(160,013)
At December 31, 2013	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$199,826	$199,826
OCI 1		-	-	-	-	(7,929)	(7,929)	-	(7,929)
Total comprehensive income		$-	$-	$-	$-	$(7,929)	$(7,929)	$199,826	$191,897
Fair value of SBC 1		$-	$-	$7,199	$995	$-	$8,194	$-	$8,194
Options 1 exercised	600	9,454	-	(2,428)	-	-	(2,428)	-	7,026
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
Shares issued	6,112	135,000	-	-	-	-	-	-	135,000
Share issue costs		(152)	-	-	-	-	-	-	(152)
DRIP 1	647	13,625	-	-	-	-	-	-	13,625
Dividends (Note 15.2)		-	-	-	-	-	-	(93,400)	(93,400)
Reallocation		-	-	-	-	(539)	(539)	539	-
At December 31, 2014	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “DRIP” = Dividend Reinvestment Plan.

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [71]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 18 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 27 different mining assets (21 of which are currently operating and 6 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the year ended December 31, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $386, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the year ended December 31, 2014 were authorized for issue as of March 18, 2015 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates, derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

2.2.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.3.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”), Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) and Wheaton Precious Metals (Cayman) Co. (“WPM”).

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest.  Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.  Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVER WHEATON     2014 ANNUAL REPORT     [72]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

2.4.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

2.5.	Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

2.6.	Financial Instruments

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2018, with early adoption permitted.  The Company has elected to adopt IFRS 9 (2009) and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading.  Upon the adoption of IFRS 9, the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value immediately in net earnings.

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

SILVER WHEATON     2014 ANNUAL REPORT     [73]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Warrants held by the Company for long-term investment purposes are classified as FVTNE.  These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement being recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 2.5, the Company’s provisionally priced sales contain an embedded derivative that is remeasured at fair value at the end of each reporting period.  Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Cash and cash equivalents are stated at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings, and

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

2.8.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

SILVER WHEATON     2014 ANNUAL REPORT     [74]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve.  Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Other Financial Liabilities

Accounts payable and accrued liabilities and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

2.9.	Silver and Gold Interests

Agreements for which settlement is called for in silver and/or gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each precious metal purchase agreement to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each precious metal purchase agreement is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”).  In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCS as this will generally be greater than or equal to the VIU.

SILVER WHEATON     2014 ANNUAL REPORT     [75]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

To determine the FVLCS that could be received from each precious metal purchase agreement in an arm’s length transaction at the measurement date, the Company uses a combination of the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology.

NAV is estimated by using an appropriate discount rate to calculate the present value of expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of precious metal purchase agreements range from 5% to 12%, and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $18 to $20 and $1,250 to $1,275, respectively.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metals companies typically trade at a market capitalization that is based on a multiple of their underlying NAV.  Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company’s weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant precious metal purchase agreement relative to the risk profile associated with the overall portfolio of precious metal purchase agreements.   The nominal discount rates used across the portfolio of precious metal purchase agreements range from 4% to 20%, and the nominal silver and gold prices of $16 and $1,200 are used for the current year, with a 2% inflationary factor thereafter.

The expected future cash flows are management’s best estimates of expected future revenues and costs.  Under each method, expected future revenues reflect an estimate of future production for each mine at which the Company has a precious metal purchase agreement based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices.  Estimated future cash costs are fixed based on the terms of each precious metal purchase agreement, as disclosed in Note 23.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net earnings.

As part of the annual review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations.  Assuming a negative 5% change relative to current silver and gold price assumptions, while holding all other assumptions constant, no impairment charge was required at December 31, 2014.

2.10.	Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Interest Expense, as incurred.  For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.  Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

SILVER WHEATON     2014 ANNUAL REPORT     [76]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

2.11.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

2.12.	Income Taxes

Income tax expense comprises current and deferred income tax.  Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences.  Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that reversing taxable temporary differences or sufficient taxable income will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.  Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that reversing taxable temporary differences or sufficient taxable income will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income.  In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

SILVER WHEATON     2014 ANNUAL REPORT     [77]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

2.13.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

2.14.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the Company operates.  The consolidated financial statements are presented in US dollars, which is the Company’s functional currency.  Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity until they are realized as a result of a sale, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

2.15.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At December 31, 2014 and December 31, 2013, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.17.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

SILVER WHEATON     2014 ANNUAL REPORT     [78]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”).  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at December 31, 2014.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  The Company adjusts its estimates of reserves and resources, where applicable, to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

As described in Note 2.9, the Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [79]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

As more fully described in Note 2.9, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

As more fully described in Note 2.11, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 5, the Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [80]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence.  Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold.  Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast.  The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Financial Instruments

4.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 14) and equity attributable to common shareholders, comprising of issued capital (Note 15), accumulated reserves (Note 16) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 14).

The Company is in compliance with the debt covenants at December 31, 2014, as described in Note 14.

4.2.	Categories of Financial Assets and Liabilities

Cash and cash equivalents are reported at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.  All other financial assets are reported at fair value.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held.  As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI.  Financial liabilities are reported at amortized cost using the effective interest method, except for derivative liabilities which are measured at fair value through net earnings.  The following table summarizes the classification of the Company’s financial assets and liabilities:

SILVER WHEATON     2014 ANNUAL REPORT     [81]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

	Note	December 31	December 31
(in thousands)		2014	2013
Financial assets
Fair value through net earnings
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	2,343	2,457
Fair value through other comprehensive income
Long-term investments - common shares held	9	32,872	40,801
Amortized cost
Cash and cash equivalents		308,098	95,823
Other accounts receivable	8	1,789	2,162
Termination payment re: Campo Morado silver interest	11	25,000	-
		$370,102	$141,243
Financial liabilities
Amortized cost
Accounts payable and accrued liabilities		14,698	16,198
Bank debt	14	998,518	998,136
		$1,013,216	$1,014,334

4.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company invests surplus cash in short-term, high credit quality, money market instruments.   In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company’s credit risk has not changed significantly from the prior year.

At December 31, 2014 and December 31, 2013, there were no significant trade receivables owed to the Company which were past due.  The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2014	2013
Cash and cash equivalents		$308,098	$95,823
Trade receivables from provisional concentrate sales, net of fair value adjustment	8	2,343	2,457
Termination payment re: Campo Morado silver interest	11	25,000	-
Other receivables	8	1,789	2,162
		$337,230	$100,442

SILVER WHEATON     2014 ANNUAL REPORT     [82]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

4.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at December 31, 2014, the Company had cash and cash equivalents of $308.1 million (December 31, 2013 - $95.8 million) and working capital of $322.3 million (December 31, 2013 - $80.2 million).

Silver Wheaton holds common shares of several publicly traded mineral exploration, development and mining companies (Note 9) with a combined market value at December 31, 2014 of $32.9 million (December 31, 2013 - $40.8 million).  The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and commitments. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period. The contractual maturity date of these financial liabilities and commitments is based on the earliest date on which the Company may be required to pay.

As at December 31, 2014
(in thousands)	2015	2016	2017	2018	2019	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt 1	$-	$-	$1,000,000	$-	$-	$-	$-	$1,000,000
Interest on bank debt 2	15,103	18,332	8,358	-	-	-	-	41,793
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	-	231,150	231,150
Loma de La Plata 5	-	-	-	-	-	-	32,400	32,400
Toroparu 6	-	-	-	-	-	-	135,000	135,000
Accounts payable and accrued liabilities	14,698	-	-	-	-	-	-	14,698
Performance share units	1,373	1,975	1,421	-	-	-	-	4,769
Total	$31,174	$20,307	$1,009,779	$-	$-	$-	$398,550	$1,459,810

1)
As more fully disclosed in Note 25, on February 27, 2015 the Company expanded its Revolving Facility by $1 billion and then used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the NRT Loan.

2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)
Vale has recently expanded the mill throughput capacity at the Salobo mine (Note 10) to 24 million tonnes per annum (“Mtpa”) from 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.  This contingent liability is not reflected in the above table.

4)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay contingent transaction costs of $1.1 million in addition to a commitment to pay Augusta total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

5)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

6)
During the 60 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON     2014 ANNUAL REPORT     [83]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

As at December 31, 2013
(in thousands)	2014	2015	2016	2017	2018	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt	$-	$-	$1,000,000	$-	$-	$-	$-	$1,000,000
Interest on bank debt 1	14,620	16,119	7,501	-	-	-	-	38,240
Silver and gold interest payments 2
Constancia 3	-	-	-	-	-	-	260,000	260,000
Rosemont 4	-	-	-	-	-	-	231,150	231,150
Loma de La Plata 5	-	-	-	-	-	-	32,400	32,400
Toroparu 6	-	-	-	-	-	-	135,000	135,000
Accounts payable and accrued liabilities	16,198	-	-	-	-	-	-	16,198
Performance share units	718	1,121	716	-	-	-	-	2,555
Total	$31,536	$17,240	$1,008,217	$-	$-	$-	$658,550	$1,715,543

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)
Vale has recently expanded the mill throughput capacity at the Salobo mine (Note 10) to 24 Mtpa from 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.  This contingent liability is not reflected in the above table.

3)
In connection with the Constancia precious metal purchase agreement, the Company was committed to pay Hudbay two further payments of $125 million and $135 million to be made once capital expenditures of $1 billion and $1.35 billion, respectively, have been incurred at Constancia.  Silver Wheaton made the $125 million payment on March 26, 2014 and, at Silver Wheaton’s option, made the $135 million payment on September 26, 2014 through the issuance of 6,112,282 common shares, at an average issuance price of $22.09 per share.

4)
In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay contingent transaction costs of $1.1 million in addition to a commitment to pay Augusta total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

5)
In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

6)
During the 60 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

4.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2014	2013
Monetary assets
Cash and cash equivalents	$707	$1,029
Accounts receivable	1,477	41
Long-term investments - common shares held	31,697	39,301
	$33,881	$40,371
Monetary liabilities
Accounts payable and accrued liabilities	$4,676	$5,724
Performance share units	4,347	2,367
	$9,023	$8,091

SILVER WHEATON     2014 ANNUAL REPORT     [84]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2014
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(684)	$684
Increase (decrease) in other comprehensive income	3,170	(3,170)
Increase (decrease) in total comprehensive income	$2,486	$(2,486)

	As at December 31, 2013
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(702)	$702
Increase (decrease) in other comprehensive income	3,930	(3,930)
Increase (decrease) in total comprehensive income	$3,228	$(3,228)

4.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than three months.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  During the year ended December 31, 2014, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.70% (2013 – 2.04%).

For the year ended December 31, 2014, a portion of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest and the Constancia silver and gold interest, both of which were under development during the period, with the remainder being reflected as a component of net earnings. For the year ended December 31, 2013, a portion of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick and Constancia silver interests, both of which were under development during the period, with the remainder being reflected as a component of net earnings.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year ended December 31, 2014 by approximately $8.8 million (2013 - $3.9 million) and the amount of interest expensed by approximately $1.3 million (2013 - $2.0 million).

4.7.	Commodity Price Risk

The price of the Company’s common shares and its financial results may be significantly adversely affected by a decline in the price of silver or gold.  The price of silver and gold can fluctuate widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

SILVER WHEATON     2014 ANNUAL REPORT     [85]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such, pursuant to the terms of the agreements associated with its silver and gold interests, the Company may not generate positive cash flow or earnings.

4.8.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2014.

If equity prices had been 10% higher or lower:

•	Net earnings for the years ended December 31, 2014 and December 31, 2013 would not have been affected by changes in the fair value of share purchase warrants held; and

•
Other comprehensive income for the years ended December 31, 2014 and December 31, 2013 would have increased/decreased by approximately $3.3 million and $4.1 million, respectively, as a result of changes in the fair value of common shares held.

4.9.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,343	$-	$2,343	$-
Long-term investments - common shares held	32,872	32,872	-	-
	$35,215	$32,872	$2,343	$-

SILVER WHEATON     2014 ANNUAL REPORT     [86]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,457	$-	$2,457	$-
Long-term investments - common shares held	40,801	40,801	-	-
Long-term investments - warrants held	-	-	-	-
	$43,258	$40,801	$2,457	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5).  As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined by using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 14) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

SILVER WHEATON     2014 ANNUAL REPORT     [87]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

5.	Revenue1

	Years Ended December 31
(in thousands)	2014		2013
Sales
Silver
Silver credit sales	$358,011	58%	$428,587	61%
Concentrate sales	86,203	14%	116,000	16%
	$444,214	72%	$544,587	77%
Gold
Gold credit sales	$149,017	24%	$136,965	19%
Concentrate sales	26,945	4%	24,920	4%
	$175,962	28%	$161,885	23%
Total sales revenue	$620,176	100%	$706,472	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2014 or December 31, 2013.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2014, the Company had outstanding provisionally priced sales of $3.5 million (December 31, 2013 - $6.6 million) where the quotational period pricing was estimated based on the forward price for silver.  These sales consisted of 0.2 million ounces of silver (December 31, 2013 - 0.3 million ounces of silver) which had a fair value loss adjustment of approximately $0.1 million (December 31, 2013 - fair value gain adjustment of approximately $0.2 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,100 (December 31, 2013 - $3,400).

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [88]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

6.	General and Administrative

		Years Ended December 31
(in thousands)	Note	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs		$11,662	$11,522
PSUs	17.1	3,508	646
Total salaries and benefits		$15,170	$12,168
Depreciation		326	240
Charitable donations		3,187	2,710
Professional fees		2,426	3,981
Other		8,557	7,820
Cash settled general and administrative		$29,666	$26,919
Equity settled stock based compensation (a non-cash expense)		8,194	8,389
Total general and administrative		$37,860	$35,308

7.	Other Expense (Income)

		Years Ended December 31
(in thousands)	Note	2014	2013
Dividend income		$(228)	$(227)
Interest income		(123)	(204)
Stand-by fees	14	2,900	2,758
Loss on fair value adjustment of share purchase warrants held	9	-	2,694
Amortization of credit facility origination fees - undrawn facilities	14	1,020	1,910
Write off of credit facility origination fees upon the cancellation of the Bridge Facility	14	-	4,490
Other 1		(1,130)	129
Total other expense (income)		$2,439	$11,550

1)	Includes a $1.3 million gain associated with the Company’s agreement to waive its rights to silver contained in copper concentrate at the Aljustrel mine (see Note 10).

Write off of credit facility origination fees upon the cancellation of the Bridge Facility

As further explained in Note 14, on February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”).  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded under Other assets and are being amortized over the life of the respective credit facilities.  On May 28, 2013, the Bridge Facility was terminated, with the remaining unamortized upfront costs of $4.5 million associated with this credit facility being fully expensed on that date.

SILVER WHEATON     2014 ANNUAL REPORT     [89]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

8.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2014	2013
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$2,343	$2,457
Other receivables		1,789	2,162
Total accounts receivable		$4,132	$4,619

9.	Long-Term Investments

	December 31	December 31
(in thousands)	2014	2013
Common shares held	$32,872	$40,801
Warrants held	-	-
	$32,872	$40,801

Common Shares Held

	December 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$16,236	$(1,972)
Revett	3,873	47
Other	12,763	(6,004)
	$32,872	$(7,929)

SILVER WHEATON     2014 ANNUAL REPORT     [90]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

	December 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$18,208	$(25,922)
Revett	3,827	(10,997)
Other	18,766	(40,962)
	$40,801	$(77,881)

Warrants Held

	December 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Other	$-	$(2,694)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants, which expired unexercised during 2014 as the respective exercise price exceeded the market value of the underlying common shares, were also held for long-term strategic purposes, they met the definition of a derivative and therefore were classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that did not have a quoted market price were valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

During the year ended December 31, 2013, the value of the Company’s LTI’s decreased by $77.9 million.  As a result of this decrease, the deferred income tax liability attributable to the LTI’s was reduced and during the year ended December 31, 2013, the Company recorded a deferred income tax recovery in OCI of $1.8 million.  The reduction in the deferred income tax liability attributable to the LTI’s resulted in the reversal of previously recognized deferred income tax assets which increased the deferred income tax expense reflected in net earnings.

Bear Creek

At December 31, 2014, Silver Wheaton owned approximately 13.3 million (December 31, 2013 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek”), representing approximately 14% (December 31, 2013 - 14%) of the outstanding shares of Bear Creek.  At December 31, 2014, the fair value of the Company’s investment in Bear Creek was $16.2 million (December 31, 2013 - $18.2 million).

SILVER WHEATON     2014 ANNUAL REPORT     [91]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Revett

At December 31, 2014, Silver Wheaton owned approximately 5.3 million (December 31, 2013 - 5.3 million) common shares of Revett Minerals Inc. ("Revett”), representing approximately 14% (December 31, 2013 - 15%) of the outstanding shares of Revett.  At December 31, 2014, the fair value of the Company’s investment in Revett was $3.9 million (December 31, 2013 - $3.8 million).

Other

At December 31, 2014, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments have been reflected in these financial statements as part of Other long-term investments.

At December 31, 2014, the fair value of the Other long-term investments was $12.8 million (December 31, 2013 - $18.8 million).

10.	Silver and Gold Interests

Year Ended December 31, 2014
Cost					Accumulated Depletion & Impairment					Carrying Amount Dec 31, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Disposals	Balance Dec 31, 2014	Balance Jan 1, 2014	Depletion	Disposal	Impairment	Balance Dec 31, 2014
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(32,839)	$(4,541)	$-	$-	$(37,380)	$152,951
Yauliyacu	285,292	-	-	285,292	(78,015)	(19,799)	-	-	(97,814)	187,478
Peñasquito	524,626	-	-	524,626	(52,337)	(21,144)	-	-	(73,481)	451,145
Barrick 1	641,155	9,769	-	650,924	(40,048)	(5,548)	-	-	(45,596)	605,328
Other 2, 3, 4	690,182	129,636	(27,451)	792,367	(140,255)	(24,517)	303	(68,151)	(232,620)	559,747
	$2,331,586	$139,405	$(27,451)	$2,443,540	$(343,494)	$(75,549)	$303	$(68,151)	$(486,891)	$1,956,649
Gold interests
777	$354,459	$-	$-	$354,459	$(74,433)	$(36,113)	-	-	(110,546)	$243,913
Sudbury 5	623,864	-	-	623,864	(14,410)	(25,592)	-	-	(40,002)	583,862
Salobo	1,330,311	-	-	1,330,311	(7,828)	(20,281)	-	-	(28,109)	1,302,202
Other 6	47,976	135,855	-	183,831	(19,547)	(2,645)	-	-	(22,192)	161,639
	$2,356,610	$135,855	$-	$2,492,465	$(116,218)	$(84,631)	$-	$-	$(200,849)	$2,291,616
	$4,688,196	$275,260	$(27,451)	$4,936,005	$(459,712)	$(160,180)	$303	$(68,151)	$(687,740)	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.  The Company has reported this agreement as a disposal of the portion of the silver interest related to silver contained in copper concentrate, resulting in a gain of $1.3 million.  The Aljustrel mine has been reflected as a component of Other silver interests in these financial statements.  The Company has not waived its rights to the silver contained in zinc concentrate at the Aljustrel mine.

4)
Silver Wheaton has reached an agreement with Nyrstar Mining Ltd. and certain of its affiliates resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million payable on or before January 31, 2015.  See Note 11 for further details.

5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
6)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON     2014 ANNUAL REPORT     [92]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Year Ended December 31, 2013
Cost				Accumulated Depletion			Carrying Amount Dec 31, 2013
(in thousands)	Balance Jan 1, 2013	Additions	Balance Dec 31, 2013	Balance Jan 1, 2013	Depletion	Balance Dec 31, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(5,444)	$(32,839)	$157,492
Yauliyacu	285,292	-	285,292	(69,997)	(8,018)	(78,015)	207,277
Peñasquito	524,626	-	524,626	(37,354)	(14,983)	(52,337)	472,289
Barrick ¹	631,223	9,932	641,155	(33,487)	(6,561)	(40,048)	601,107
Other ²	563,114	127,068	690,182	(108,437)	(31,818)	(140,255)	549,927
	$2,194,586	$137,000	$2,331,586	$(276,670)	$(66,824)	$(343,494)	$1,988,092
Gold interests
777	$354,454	$5	$354,459	$(21,722)	$(52,711)	$(74,433)	$280,026
Sudbury 3	-	623,864	623,864	-	(14,410)	(14,410)	609,454
Salobo	-	1,330,311	1,330,311	-	(7,828)	(7,828)	1,322,483
Other 4	47,774	202	47,976	(17,188)	(2,359)	(19,547)	28,429
	$402,228	$1,954,382	$2,356,610	$(38,910)	$(77,308)	$(116,218)	$2,240,392
	$2,596,814	$2,091,382	$4,688,196	$(315,580)	$(144,132)	$(459,712)	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON     2014 ANNUAL REPORT     [93]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2014			December 31, 2013
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$35,099	$117,852	$152,951	$26,842	$130,650	$157,492
Yauliyacu	51,052	136,426	187,478	45,229	162,048	207,277
Peñasquito	260,082	191,063	451,145	408,420	63,869	472,289
Barrick 1, 2	11,681	593,647	605,328	10,356	590,751	601,107
Other 3	151,410	408,337	559,747	209,395	340,532	549,927
	$509,324	$1,447,325	$1,956,649	$700,242	$1,287,850	$1,988,092
Gold interests
777	$200,935	$42,978	$243,913	$231,925	$48,101	$280,026
Sudbury 4	474,330	109,532	583,862	421,512	187,942	609,454
Salobo	961,852	340,350	1,302,202	971,504	350,979	1,322,483
Other 5	18,131	143,508	161,639	20,570	7,859	28,429
	$1,655,248	$636,368	$2,291,616	$1,645,511	$594,881	$2,240,392
	$2,164,572	$2,083,693	$4,248,265	$2,345,753	$1,882,731	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, Constancia and Rosemont gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in 2016) or the prevailing market price per ounce of gold delivered.

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company’s total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine.  Under the terms of the amended agreement, Silver Wheaton will make a total upfront cash payment of $900 million, due on or before March 25, 2015, for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered.  In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

SILVER WHEATON     2014 ANNUAL REPORT     [94]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

The cost of the original 25% gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$1,330,000
Acquisition costs	311
$1,330,311

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project for a period of 20 years.  Silver Wheaton made a total upfront cash payment on March 12, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65 per warrant, with a term of 10 years (Note 16.1).  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

The cost of the gold interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$570,000
Warrants issued ¹	53,572
Acquisition costs	292
$623,864

1)
The warrants issued have been valued using a Black-Scholes option pricing model with the following assumptions: (i) expected life – 10 years; (ii) expected annual volatility – 30%; (iii) risk free interest rate -1.91%; and (iv) expected dividend yield – 1.2%.

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru.  Silver Wheaton paid Hudbay total cash consideration of $294.9 million and, in addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver delivered.

On November 4, 2013, the Company amended the agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the gold production from Constancia for the life of mine.  Silver Wheaton paid Hudbay a total upfront payment of $135 million for the gold interest which, at Silver Wheaton’s option, was paid through the issuance of 6,112,282 common shares at an average issuance price of $22.09 per share.  In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON     2014 ANNUAL REPORT     [95]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

If the Constancia processing plant fails to achieve at least 90% of expected throughput and recovery by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  Silver Wheaton will also be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018.

Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver from Constancia.

The cost of the silver and gold interest acquired is comprised of the following:

(in thousands)
Cost:

Silver Interest 1
Cash	$294,900
Acquisition costs	1,459
Capitalized interest	6,589
Total cost	$302,948

Gold Interest 2
Shares issued	$135,000
Acquisition costs	465
Capitalized interest	592
Total cost	$136,057

Total	$439,005

1)	The cost of the Constancia silver interest is included under Other silver interests.
2)	The cost of the Constancia gold interest is included under Other gold interests.

11.	Impairment of Silver Interests

	Years Ended December 31
(in thousands)	2014	2013
Impairment charges
Mineral Park	$37,060	$-
Campo Morado	31,091	-
Total impairment charges	$68,151	$-

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  Silver Wheaton made an upfront cash payment of $42.0 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.   As at September 30, 2014 and December 31, 2014, the Company had received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million. The Mineral Park silver interest is reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [96]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator’s board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. (“Intergeo”) to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. If Silver Wheaton recovers proceeds under the settlement agreement, Silver Wheaton will recognize such proceeds in the period in which they are received. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian bankruptcy proceedings are uncertain.

As a result, management has estimated that the value of the Mineral Park silver interest under both the Fair Value Approach and the Value-In-Use Approach is nominal.  Based on this conclusion, the Company has reported an impairment charge of $37.1 million during the third quarter of 2014, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

Campo Morado

On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico.  Silver Wheaton made an upfront cash payment of $79.3 million and, in addition, is to make ongoing payments of $3.90 per ounce of silver delivered, subject to an annual inflationary adjustment.

As per Nyrstar's July 24, 2014 news release, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.  As a result, during the third quarter of 2014, the estimate of future production from Campo Morado was reduced, with this reduction representing an indicator of impairment related to the Campo Morado silver interest.  At September 30, 2014, management estimated that the recoverable amount under the Campo Morado silver interest was $25 million, representing its fair value less cost to sell and resulting in an impairment charge of $31.1 million which was recorded in the third quarter of 2014.  The recoverable amount of the Campo Morado silver interest was estimated based on a discounted cash flow model which calculated the net present value of expected future cash flows.  The nominal discount rate used in this model was 12%, and the nominal silver price used was $17 for the current year, with a 2% annual inflationary factor thereafter.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

On December 31, 2014 the Company reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015.  This amount due under the agreement, which was classified on the balance sheet at December 31, 2014 as a component of Other current assets, was received on January 30, 2015.  As part of this agreement, Silver Wheaton will be entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally.

SILVER WHEATON     2014 ANNUAL REPORT     [97]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

As at December 31, 2014, the Company had received approximately 4.5 million ounces of silver related to the Campo Morado mine under the agreement, generating cumulative operating cash flows of approximately $95.3 million in addition to the termination payment of $25 million, as compared to an original upfront cash payment of $79.3 million. The Campo Morado silver interest is reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [98]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

12.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.  Under the Early Deposit Agreement, there will be a 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

13.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (2/3) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

14.	Bank Debt

	December 31, 2014
(in thousands)	NRT Loan	Revolving Facility 1	Total

Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(1,482)	-	(1,482)
Net bank debt outstanding	$998,518	$-	$998,518
Interest capitalized during the period	$14,997	$-	$14,997
Interest expensed during the period	2,277	-	2,277
Total interest incurred during the period	$17,274³	$-	$17,274
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $2.9 million related to the undrawn portion of the Revolving Facility during the year ended December 31, 2014.
2)
In addition to the $1.5 million unamortized debt issue costs associated with the NRT Loan, there is $3.2 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during the year ended December 31, 2014 includes the amortization of debt issue costs in the amount of $1.0 million.

SILVER WHEATON     2014 ANNUAL REPORT     [99]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

	December 31, 2013
(in thousands)	Term Loan	NRT Loan	Revolving Facility	Bridge Facility	Total

Current portion	$-	$-	$-	$-	$-
Long-term portion	-	1,000,000	-	-	1,000,000
Gross bank debt outstanding	$-	$1,000,000	$-	$-	$1,000,000
Less: unamortized debt issue costs¹	-	(1,864)	-	-	(1,864)
Net bank debt outstanding	$-	$998,136	$-	$-	$998,136
Interest capitalized during the period	$75	$7,331	$41	$4,425	$11,872
Interest expensed during the period	-	2,958	1,407	1,718	6,083
Total interest incurred during the period	$75	$10,289²	$1,448³	$6,143⁴	$17,955
Effective interest rate	1.11%	1.71%	1.87%	3.16%	2.04%

1)
In addition to the $1.9 million unamortized debt issue costs associated with the NRT Loan, there was $4.2 million unamortized debt issue costs at December 31, 2013 associated with the Revolving Facility which have been recorded as an asset under the classification Other.

2)	Interest costs incurred under the NRT Loan during year ended December 31, 2013 includes the amortization of debt issue costs in the amount of $456,000.
3)	Interest costs incurred under the Revolving Facility during the year ended December 31, 2013 includes the amortization of debt issue costs in the amount of $77,000.
4)
Interest costs incurred under the Bridge Facility during year ended December 31, 2013 includes the amortization of debt issue costs in the amount of $973,000, in addition to a funding fee of $1.5 million, with the latter representing 0.25% of the outstanding amount under the Bridge Facility at April 30, 2013.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5-year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1-year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and are being amortized over the life of the respective credit facility.

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests.  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  On April 29, 2013, the Company made a drawdown of $500 million under the Revolving Facility, using the proceeds to partially repay the amounts outstanding under the Bridge Facility, with a further repayment of $30 million being made under the Bridge Facility on May 10, 2013.

On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term.  On March 31, 2014, with the unanimous consent of lenders the term of the NRT loan was extended by one year.

The NRT Loan has been presented net of unamortized debt issue costs in the amount of $1.5 million,  which are being amortized as a component of interest over the life of the facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

At the Company’s option, amounts drawn under the Revolving Facility and the NRT Loan incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

Under the credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

SILVER WHEATON     2014 ANNUAL REPORT     [100]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the NRT Loan and the Revolving Facility over the remaining terms are as follows:

Fiscal Year	NRT Loan	Revolving Facility	Total

2015	$-	$-	$-
2016	-	-	-
2017	1,000,000	-	1,000,000
2018	-	-	-
2019	-	-	-
	$1,000,000	$-	$1,000,000

On February 27, 2015 the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.  The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged.  On February 27, 2015, the Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

15.	Issued Capital

	Note	December 31	December 31
(US dollars in thousands)		2014	2013
Issued capital
Share capital issued and outstanding: 364,777,928 common shares (December 31, 2013: 357,396,778 common shares)	15.1	$2,037,923	$1,879,475

15.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at December 31, 2014, the Company had no preference shares outstanding.

SILVER WHEATON     2014 ANNUAL REPORT     [101]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2013 to December 31, 2014 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2013	354,375,852
Share purchase options exercised ¹	415,133	Cdn$15.65
Share purchase warrants exercised ¹	2,586,794	US$20.00
Restricted share units released ¹	18,999	$0.00
At December 31, 2013	357,396,778
Shares issued ²	6,112,282	US$22.09
Share purchase options exercised ¹	600,162	Cdn$13.02
Restricted share units released ¹	22,088	Cdn$0.00
Dividend reinvestment plan ³	646,618	US$21.08
At December 31, 2014	364,777,928

1)	The weighted average price of share purchase options exercised, share purchase warrants exercised and restricted share units released represents the respective exercise price.
2)
The Company issued 6,112,282 common shares at an average price of $22.09 per share in satisfaction of the $135 million upfront cash payment to Hudbay Minerals Inc. for the Constancia gold interest, which was due once capital expenditures of $1.35 billion had been incurred at Constancia.

3)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.  The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

15.2.	Dividends Declared

During the year ended December 31, 2014, the Company declared and paid dividends to its shareholders in the amount of $0.26 per common share for total dividends of $93.4 million, with the payment being comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares (an average of $21.08 per share) under the Company’s dividend reinvestment plan.  For the comparable period in 2013, the Company declared and paid dividends to its shareholders in the amount of $0.45 per common share for total dividends of $160.0 million.

As at December 31, 2014, cumulative dividends of $440.9 million have been declared and paid by the Company.

16.	Reserves

	Note	December 31	December 31
(in thousands)		2014	2013
Reserves
Share purchase warrants	16.1	$53,717	$53,717
Share purchase options	16.2	24,214	19,443
Restricted share units	16.3	3,307	2,833
Long-term investment revaluation reserve, net of tax	16.4	(110,079)	(101,611)
Total reserves		$(28,841)	$(25,618)

16.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2013 to December 31, 2014 is presented below:

SILVER WHEATON     2014 ANNUAL REPORT     [102]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2013	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(2,586,794)	20.00	1.00	(7,056)
Expired	(32,546)	20.00	1.00	-
At December 31, 2013 and December 31, 2014	10,000,000	$65.00	1.00	$53,717

The warrants with an exercise price of $20.00, which traded on the TSX under the symbol SLW.WT.U, expired on September 5, 2013.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement (Note 10), on February 28, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

16.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Year Ended December 31
	2014	2013
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$26.09	Cdn$31.29
Expected dividend yield	1.18%	1.12%
Expected volatility	40%	40%
Risk-free interest rate	1.15%	1.07%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$6.25	Cdn$7.50

SILVER WHEATON     2014 ANNUAL REPORT     [103]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s share purchase options reserve from January 1, 2013 to December 31, 2014 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2013	$ 14,050
Recognition of fair value of share purchase options issued	7,454
Share purchase options exercised	(2,061)
At December 31, 2013	$ 19,443
Recognition of fair value of share purchase options issued	7,199
Share purchase options exercised	(2,428)
At December 31, 2014	$ 24,214

During the year ended December 31, 2014, the Company issued 1,115,000 share purchase options with a weighted average exercise price of Cdn$26.09 and a fair value of $6.2 million or Cdn$6.25 per option.  For the comparable period in 2013, the Company issued 1,213,000 share purchase options with a weighted average exercise price of Cdn$31.29 and a fair value of $8.9 million or Cdn$7.50 per option.

Equity settled stock based compensation expense during the year ended December 31, 2014 included the recognition of $7.2 million of the fair value of the share purchase options issued, compared to $7.5 million during the comparable period in 2013.

At December 31, 2014, there were 3,501,600 share purchase options outstanding with a weighted average exercise price of Cdn$28.93 per option.  For the comparable period in 2013, there were 3,029,762 share purchase options outstanding with a weighted average exercise price of Cdn$27.28 per option.

SILVER WHEATON     2014 ANNUAL REPORT     [104]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2014:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$15.89	229,000	-	229,000	0.2 years
$23.80	1,500	1,500	3,000	3.4 years
$25.55	-	4,000	4,000	4.7 years
$25.72	10,000	10,000	20,000	3.7 years
$26.07	-	953,500	953,500	4.2 years
$27.00	-	144,500	144,500	4.2 years
$27.20	35,000	35,000	70,000	3.4 years
$28.14	80,000	-	80,000	2.5 years
$28.59	80,000	-	80,000	2.4 years
$29.50	100,000	-	100,000	2.0 years
$29.64	-	13,000	13,000	4.6 years
$30.51	15,000	-	15,000	2.6 years
$31.88	505,500	505,500	1,011,000	3.2 years
$33.03	10,000	-	10,000	1.4 years
$33.71	314,500	-	314,500	2.2 years
$34.17	93,800	-	93,800	1.4 years
$34.55	10,000	-	10,000	3.0 years
$36.20	43,000	43,000	86,000	3.2 years
$39.25	10,000	-	10,000	2.9 years
$39.42	33,500	-	33,500	2.2 years
$40.72	19,000	-	19,000	1.4 years
$41.58	169,800	-	169,800	1.2 years
$49.39	32,000	-	32,000	1.2 years
	1,791,600	1,710,000	3,501,600	3.0 years

SILVER WHEATON     2014 ANNUAL REPORT     [105]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2013 to December 31, 2014 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2013	2,331,695	Cdn$23.91
Granted (fair value - $8.9 million or Cdn$7.50 per option)	1,213,000	31.29
Exercised	(415,133)	15.65
Expired	(92,000)	41.58
Forfeited	(7,800)	35.85
At December 31, 2013	3,029,762	Cdn$27.28
Granted (fair value - $6.2 million or Cdn$6.25 per option)	1,115,000	26.09
Exercised	(600,162)	13.02
Forfeited	(43,000)	33.85
At December 31, 2014	3,501,600	Cdn$28.93

As it relates to share purchase options, during the year ended December 31, 2014, the weighted average share price at the time of exercise was Cdn$24.21 per share, as compared to Cdn$28.37 per share during the comparable period in 2013.

16.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON     2014 ANNUAL REPORT     [106]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2013 to December 31, 2014 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2013	$ 2,553
Recognition of fair value of RSUs issued	935
Restricted share units released	(655)
At December 31, 2013	$ 2,833
Recognition of fair value of RSUs issued	995
Restricted share units released	(521)
At December 31, 2014	$ 3,307

During the year ended December 31, 2014, the Company issued 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU.  For the same period in 2013, the Company issued 37,500 RSUs with a fair value of $1.1 million or Cdn$30.85 per RSU.

Equity settled stock based compensation expense during the year ended December 31, 2014 included the recognition of $1.0 million of the fair value of RSUs issued, compared to $0.9 million during the comparable period in 2013.

At December 31, 2014, there were 164,604 RSUs outstanding. For the comparable period in 2013, there were 148,692 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON     2014 ANNUAL REPORT     [107]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2013 to December 31, 2014 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2013	$ (49,668)	$ 25,399	$ (1,245)	$ (25,514)
Unrealized loss on LTIs 1	(74,076)	(3,805)	-	(77,881)
Deferred income tax recovery	-	-	1,784	1,784
At December 31, 2013	$ (123,744)	$ 21,594	$ 539	$ (101,611)
Unrealized loss on LTIs 1	(4,984)	(2,945)	-	(7,929)
Reallocate reserve to retained earnings	-	-	(539)	(539)
At December 31, 2014	$ (128,728)	$ 18,649	$ -	$ (110,079)

1)	LTI’s refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2014, the Company issued 270,750 PSUs as compared to 163,000 PSUs during the comparable period of the previous year.

General and administrative expense during the year ended December 31, 2014 included a $3.5 million accrual related to the anticipated fair value of the PSUs issued using a performance factor ranging from 100% to 135%, compared to a $0.6 million accrual during the comparable period in 2013 using a performance factor ranging from 85% to 144%.

SILVER WHEATON     2014 ANNUAL REPORT     [108]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2013 to December 31, 2014 is presented below:

Number of PSUs outstanding
At January 1, 2013	109,011
Granted	163,000
Dividend equivalent participation	4,901
At December 31, 2013	276,912
Granted	270,750
Dividend equivalent participation	5,875
Paid	(38,497)
Forfeited	(3,089)
At December 31, 2014	511,951

18.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2014	2013
Basic weighted average number of shares outstanding	359,401	355,588
Effect of dilutive securities
Share purchase options	242	463
Share purchase warrants	-	402
Restricted share units	161	142
Diluted weighted average number of shares outstanding	359,804	356,595

SILVER WHEATON     2014 ANNUAL REPORT     [109]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$25.04, compared to Cdn$26.41 for the comparable period in 2013.

	Years Ended December 31
(in thousands)	2014	2013
Share purchase options	3,270	2,108
Share purchase warrants	10,000	10,000
Total	13,270	12,108

19.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2014	2013
Change in non-cash working capital
Accounts receivable	$488	$1,549
Accounts payable and accrued liabilities	(5,630)	(582)
Other	(419)	121
Total change in non-cash working capital	$(5,561)	$1,088

	December 31	December 31
(in thousands)	2014	2013
Cash and cash equivalents comprised of:
Cash	$118,832	$95,823
Cash equivalents	189,266	-
Total cash and cash equivalents	$308,098	$95,823

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON     2014 ANNUAL REPORT     [110]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

20.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31
(in thousands)	2014	2013
Short-term benefits 1	$6,754	$6,480
Post-employment benefits	54	47
PSUs	2,321	423
Equity settled stock based compensation (a non-cash expense)	5,620	5,273
Total executive compensation	$14,749	$12,223
1) Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

21.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees.  Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Canadian Income Tax Act or (ii) 9% of their annual base salary, and the Company will match this contribution.  The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

General and administrative expense during 2014 included $205,000 of contributions to the Group RRSP plan made by the Company, as compared to $208,000 during 2013.

22.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31
(in thousands)	2014	2013
Current income tax expense related to foreign jurisdictions	$204	$154
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	$(1,249)	$(7,381)
Write down of previously recognized temporary differences	-	2,106
	$(1,249)	$(5,275)
Income tax recovery recognized in net earnings	$(1,045)	$(5,121)

During the year ended December 31, 2013, the Company changed its estimated tax rate associated with the temporary difference related to capitalized interest on certain of the Company’s precious metal purchase agreements, resulting in the reversal of a deferred tax liability in the amount of $9.9 million for the year ended December 31, 2013.

SILVER WHEATON     2014 ANNUAL REPORT     [111]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Income tax recognized in OCI is comprised of the following:

	Years Ended December 31
(in thousands)	2014	2013
Deferred income tax recovery related to the losses on long-term investments - common shares held	$-	$(1,784)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2014	2013
Earnings before income taxes	$198,781	$370,374
Canadian federal and provincial income tax rates¹	26.00%	25.75%
Income tax expense based on above rates	$51,683	$95,371
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	347
Non-deductible stock based compensation and other	2,645	2,533
Differences in tax rates in foreign jurisdictions	(55,373)	(105,498)
Impact of tax rate changes	-	(66)
Change in unrecognized temporary differences	-	2,192
Income tax recovery	$(1,045)	$(5,121)

1)	The BC corporate tax rate increased from 10% to 11% on April 1, 2013, resulting in a statutory tax rate of 25.75% for 2013 and 26% for 2014.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary SW Caymans, which operates in the Cayman Islands and is not subject to income tax.

SILVER WHEATON     2014 ANNUAL REPORT     [112]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  The movement in deferred income tax assets and liabilities for the years ended December 31, 2014 and December 31, 2013 is shown below:

	Year Ended December 31, 2014
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,437	$1,632	$-	$-	$14,069
Financing fees	1,725	(303)	-	-	1,422
Other	1,333	778	-	-	2,111
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Silver and gold interests	(17,547)	(801)	-	-	(18,348)
Other	(55)	(57)	-	-	(112)
Total	$(2,191)	$1,249	$-	$-	$(942)

	Year Ended December 31, 2013
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$9,419	$3,018	$-	$-	$12,437
Financing fees	1,279	446	-	-	1,725
Capital losses	2,304	(2,304)	-	-	-
Other	669	664	-	-	1,333
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	9,865	-	-	(84)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	252	1,784	-	-
Silver and gold interests	(10,668)	(6,879)	-	-	(17,547)
Other	-	(55)	-	-	(55)
Total	$(9,250)	$5,275	$1,784	$-	$(2,191)

SILVER WHEATON     2014 ANNUAL REPORT     [113]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31
	2014	2013
Capital losses	$8,947	$8,747
Unrealized losses on long-term investments	15,129	14,298
Total	$24,076	$23,045

The temporary difference relating to investments in foreign subsidiaries that would be taxable on repatriation is approximately $30 million.  As the Company can control the timing of and manner in which funds are repatriated and it does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax, no deferred income tax liability has been recognized.

At December 31, 2014, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $54.1 million will expire as follows: 2028 – $27.8 million, 2029 - $9.4 million, 2033 - $11.0 million, 2034 - $5.9 million.  In addition, the Company has available net capital losses of $34.4 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON     2014 ANNUAL REPORT     [114]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

23.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.16	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90 6	$400 6	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.10	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.20	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 11	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a ¹²
Constancia	100%	50% 13	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	0%	10% 14	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina as of August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine while retaining the right to silver contained in zinc concentrate.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [115]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest 2	15,103	26,690	-	-	41,793	-	41,793
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	1,185	4,303	2,503	4,220	12,211	-	12,211
Other	2,888	-	-	-	2,888	-	2,888
Total contractual obligations	$19,176	$1,030,993	$2,503	$4,220	$1,056,892	$398,550	$1,455,442

1)
At December 31, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.  As more fully disclosed in Note 25, on February 27, 2015 the Company expanded its Revolving Facility by $1 billion and then used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the NRT Loan.

2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $135 million on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON     2014 ANNUAL REPORT     [116]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at March 18, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON     2014 ANNUAL REPORT     [117]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

24.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$104,095	$23,326	$4,541	$76,228	$80,769	$152,951
Yauliyacu	64,011	13,859	19,799	30,353	50,152	187,478
Peñasquito	134,757	28,753	21,144	84,860	106,004	451,145
Barrick 2	31,687	6,631	5,548	19,508	23,065	605,328
Other 3	109,664	24,652	24,517	60,495	86,161	559,747
	$444,214	$97,221	$75,549	$271,444	$346,151	$1,956,649
Gold
777	$55,535	$17,559	$36,113	$1,863	$38,318	$243,913
Sudbury 4	38,720	12,166	25,592	962	26,993	583,862
Salobo	54,762	17,564	20,281	16,917	37,198	1,302,202
Other 5	26,945	6,587	2,645	17,713	19,936	161,639
	$175,962	$53,876	$84,631	$37,455	$122,445	$2,291,616
Total silver and gold interests	$620,176	$151,097	$160,180	$308,899	$468,596	$4,248,265
Corporate
General and administrative				$(37,860)
Impairment charge 6				(68,151)
Other				(3,062)
Total corporate				$(109,073)	$(36,723)	$399,498
Consolidated	$620,176	$151,097	$160,180	$199,826	$431,873	$4,647,763

1)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Constancia and Aljustrel silver interests in addition to the non-operating Keno Hill, Rosemont and Loma de La Plata silver interests.  Results related to the Campo Morado silver interest which, as further explained in Note 11, was disposed of in December 2014, were as follows: silver ounces produced - 677,000; silver ounces sold - 524,000; sales - $10,070,000; earnings from operations - $5,448,000 and; cash flow from operations - $7,968,000.   Results related to the Mineral Park silver interest for which silver deliveries ceased during the third quarter of 2014 due to the bankruptcy of Mercator, as further explained in Note 11, were as follows: silver ounces produced - 237,000; silver ounces sold - 168,000; sales - $3,354,000; earnings from operations - $2,239,000 and; cash flow from operations - $2,629,000.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
5)	Comprised of the operating Minto and Constancia gold interests and the non-operating Rosemont interest.
6)
During the third quarter of 2014, the Company recognized an impairment charge of $68.2 million related to its Mineral Park and Campo Morado silver interests.  These silver interests are reflected as a component of Other silver interests in these financial statements.

SILVER WHEATON     2014 ANNUAL REPORT     [118]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Year Ended December 31, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$157,150	$27,703	$5,444	$124,003	$129,447	$157,492
Yauliyacu	33,053	5,742	8,018	19,293	27,311	207,277
Peñasquito	126,587	21,375	14,983	90,229	105,213	472,289
Barrick 2	56,834	8,413	6,561	41,860	49,597	601,107
Other 3	170,963	30,821	31,839	108,303	141,020	549,927
	$544,587	$94,054	$66,845	$383,688	$452,588	$1,988,092
Gold
777	$91,412	$26,303	$52,711	$12,398	$61,136	$280,026
Sudbury 4	23,001	6,952	14,410	1,639	16,050	609,454
Salobo	22,552	6,779	7,828	7,945	15,774	1,322,483
Other 5	24,920	5,264	2,359	17,297	19,923	28,429
	$161,885	$45,298	$77,308	$39,279	$112,883	$2,240,392
Total silver and gold interests	$706,472	$139,352	$144,153	$422,967	$565,471	$4,228,484
Corporate
General and administrative				$(35,308)
Other				(12,164)
Total corporate				$(47,472)	$(31,338)	$161,360
Consolidated	$706,472	$139,352	$144,153	$375,495	$534,133	$4,389,844

1)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.  Results related to the Campo Morado silver interest which, as further explained in Note 11, was disposed of in December 2014, were as follows: silver ounces produced – 870,000; silver ounces sold – 758,000; sales - $17,942,000; earnings from operations - $10,427,000 and; cash flow from operations - $14,935,000.   Results related to the Mineral Park silver interest for which silver deliveries ceased during the third quarter of 2014 due to the bankruptcy of Mercator, as further explained in Note 11, were as follows: silver ounces produced – 544,000; silver ounces sold – 356,000; sales - $8,973,000; earnings from operations - $6,509,000 and; cash flow from operations - $7,644,000.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
5)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON     2014 ANNUAL REPORT     [119]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Year Ended December 31, 2014
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$132,704	$131,790	$853,358
United States	3,354	433	-
Mexico	277,176	615,629	-
Europe
Greece	12,874	27,437	-
Portugal	13,560	26,329	-
Sweden	30,048	48,388	-
South America
Argentina / Chile 1	13,639	613,091	-
Brazil	54,762	-	1,302,201
Peru	82,059	493,552	136,057
Consolidated	$620,176	$1,956,649	$2,291,616
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Year Ended December 31, 2013
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$165,816	$139,141	$917,707
United States	8,973	37,948	-
Mexico	342,177	705,062	-
Europe
Greece	17,763	31,854	-
Portugal	17,686	30,487	-
Sweden	41,618	51,015	-
South America
Argentina / Chile 1	28,864	604,384	-
Brazil	22,552	-	1,322,483
Peru	61,023	388,201	202
Consolidated	$706,472	$1,988,092	$2,240,392
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON     2014 ANNUAL REPORT     [120]

Notes to the Consolidated Financial Statements

Years Ended December 31, 2014 and 2013 (US Dollars)

25.	Subsequent Events

Declaration of Dividend

On March 18, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2015 and is expected to be distributed on or about April 14, 2015.  The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Amended Credit Facilities

On February 27, 2015, the Company announced that it had amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.  The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged.

The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

Amendment to Salobo Precious Metal Purchase Agreement

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company’s total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine.  Under the terms of the amended agreement, Silver Wheaton will make a total upfront cash payment of $900 million, payable on or before March 25, 2015, for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered.  In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

Equity Offering

On March 2, 2015, the Company announced that, in connection with the amended Salobo precious metal purchase agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. Silver Wheaton also agreed to grant to the underwriters an option to purchase up to an additional 5,839,500 common shares at a price of $20.55 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering (the “Over Allotment Option”).

On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). The underwriters have until April 16, 2015 to exercise the Over Allotment Option.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately $920 million.

SILVER WHEATON     2014 ANNUAL REPORT     [121]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, CHAIRMAN
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President &
Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

Silver Wheaton®  is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

TRANSFER AGENT
CST TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
DELOITTE LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON  CORP.

    666 BURRARD STREET, SUITE 3150
    VANCOUVER, BC V6C 2X8
    CANADA

    T: 1 604 684 9648
    F: 1 604 684 3123

W W W.SILVERWHEATON.COM